Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Net2Phone, Inc.

at

$2.05 Net Per Share

by

NTOP Acquisition, Inc.,

a Wholly-Owned Subsidiary of

IDT Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 28, 2005, UNLESS EXTENDED.

NTOP Acquisition, Inc. (“NTOP Acquisition”), a Delaware corporation and a wholly-owned subsidiary of IDT Corporation (“IDT”), a Delaware corporation, is offering to purchase, at a price of $2.05 net per share in cash without interest, all outstanding shares of the common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Net2Phone, Inc. (“Net2Phone”) not otherwise beneficially owned by IDT immediately prior to the commencement of the tender offer, on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). Messrs. Howard S. Jonas and James A. Courter are each deemed to be participants in the Offer pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, because they are each members of the board of directors of Net2Phone, Mr. Jonas is the Chairman of the board of directors of IDT and Mr. Courter is a member of the board of directors and Chief Executive Officer of IDT.

As of the date of this Offer to Purchase, IDT owns, directly and indirectly, 2,773,798 shares of Common Stock and 28,896,750 shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone (which shares of Class A Common Stock are convertible on a share-for-share basis into shares of Common Stock), which together represent approximately 40.19% of the outstanding equity securities of Net2Phone and, by virtue of the special voting rights enjoyed by holders of Class A Common Stock, approximately 56.23% of the total outstanding voting power of Net2Phone.

The Shares are quoted on the Nasdaq National Market (“NASDAQ”) under the symbol “NTOP.”

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer is subject to (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires at least a majority of the shares of Common Stock, including Shares issued upon the exercise of options prior to the expiration of the Offer, not beneficially owned by IDT or its affiliates (which we define as those persons that, directly or indirectly, control, are controlled by, or are under common control with, IDT, including IDT’s directors and officers) immediately prior to the commencement of the Offer (the “Majority of the Minority Condition”), and (ii) the additional condition, which may be waived by us in our discretion, that IDT shall beneficially own at least 90% of the shares of Common Stock outstanding following the consummation of the Offer. As of the date of this Offer to Purchase, IDT and its affiliates own approximately 5.56% of the outstanding shares of Common Stock. Assuming conversion of the shares of Class A Common Stock owned by IDT into shares of Common Stock, IDT would own approximately 40.19% of the outstanding shares of Common Stock. The Offer is also subject to certain other conditions described in “The Offer — Section 12. Conditions to the Offer.” If the Offer is consummated, as promptly as practicable following the consummation of the Offer, IDT will effect a merger of Net2Phone with NTOP Acquisition (the “Merger”) in which all remaining holders of Shares will receive the same consideration for their Shares as that received by the holders who tendered their Shares in the Offer. As promptly as practicable following the consummation of the Offer, IDT intends to de-list the Shares from NASDAQ and terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

Under applicable SEC rules, Net2Phone is required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this Offer to Purchase. Net2Phone is also required to send you a copy of its Schedule 14D-9. On November 25, 2005, Net2Phone filed a Schedule 14D-9 with the SEC stating that the Independent Committee of the Net2Phone Board of Directors was not making a recommendation, was expressing no opinion and was remaining neutral with respect to the Offer.

Any stockholder desiring to tender all or any portion of such stockholder’s Shares in the Offer should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by the instructions to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to Wachovia Bank, N.A, the depositary for the Offer (the “Depositary”), and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Offer — Section 3. Procedures for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer — Section 3. Procedures for Tendering Shares.”

Questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal or other materials related to the Offer may be directed to D.F. King & Co., Inc., the information agent for the Offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

The date of this Offer to Purchase is November 10, 2005, as revised November 29, 2005 and December 13, 2005.

SCHEDULE A Section 262 of the Delaware General Corporation Law—Appraisal Rights	A-1
SCHEDULE B Directors and Executive Officers of IDT and NTOP Acquisition	B-1

i

SUMMARY TERM SHEET

NTOP Acquisition, a wholly-owned subsidiary of IDT, is offering to purchase all of the outstanding shares of Common Stock not otherwise beneficially owned by IDT immediately prior to the commencement of the Offer for $2.05 net per Share in cash without interest. Howard S. Jonas, Chairman of the IDT board of directors, and James A. Courter, Chief Executive Officer and a director of IDT, may be deemed to be participants in the Offer and the Merger pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, because they are members of the board of directors of Net2Phone. We refer to Messrs. Jonas and Courter in this Offer to Purchase as the “Individual 13e-3 Affiliates.” The following are some of the questions that you, as a stockholder of Net2Phone, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, “we” means IDT, NTOP Acquisition and the Individual 13e-3 Affiliates, unless the context requires otherwise.

Who is offering to buy my Shares?

NTOP Acquisition, a wholly-owned subsidiary of IDT (NYSE: IDT, IDTC), the entity which currently beneficially owns a majority of the outstanding voting power of Net2Phone, is offering to buy your Shares. IDT currently beneficially owns 2,773,798 shares of Common Stock and 28,896,750 shares of Class A Common Stock, representing approximately 40.19% of Net2Phone’s outstanding equity securities and approximately 56.23% of the total voting power of Net2Phone’s outstanding equity securities. Messrs. Jonas and Courter may be deemed to beneficially own the Shares owned by IDT. Mr. Jonas does not personally own any Shares, and Mr. Courter owns 26,584 Shares and exercisable options to purchase an additional 54,720 Shares.

What is the purpose of the Offer and the Merger?

IDT is seeking to acquire the entire equity interest in Net2Phone, and the Offer is the first step in such acquisition. The purpose of the second-step merger of NTOP Acquisition with Net2Phone is for IDT to acquire all outstanding shares of Common Stock and Class A Common Stock not already beneficially owned by IDT or tendered and purchased pursuant to the Offer. If the Offer is successful, IDT intends to consummate the second-step merger as promptly as practicable.

Are you obligated to purchase the Shares I tender?

We will be obligated to purchase the Shares tendered in the Offer if:

•	a majority of the Shares not beneficially owned by IDT or its affiliates prior to commencement of the Offer, including Shares issued upon the exercise of options prior to the expiration of the Offer, are tendered in the Offer;

•	sufficient Shares are tendered in the Offer such that the tendered Shares, together with the Shares already beneficially owned by IDT, would represent at least 90% of the Shares outstanding upon the expiration of the Offer; and

•	the other conditions to the Offer described in this Offer to Purchase are satisfied.

Each of these conditions (except for the Majority of the Minority Condition) may be waived by us in our discretion, in which case we will purchase the tendered Shares even if such conditions are not satisfied. If we waive any condition, we will ensure that the Offer will remain open for at least the minimum number of days required by applicable law and, if necessary, we will extend the expiration date of the Offer. To the extent we can reach the 90% threshold by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so. See “The Offer — Section 12. Conditions to the Offer.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of Common Stock not otherwise beneficially owned by IDT. See “Introduction.” As of November 1, 2005, based on information provided by Net2Phone, there were outstanding 48,890,306 shares of Common Stock, as well as vested options to purchase 20,000 shares of Common Stock which were “in-the-money” (based on the $2.05 net per Share in cash Offer price) and 1,002,998 restricted shares of Common Stock which cannot be tendered in the Offer.

Will the Offer be followed by a merger if not all of the publicly-traded Shares are tendered in the Offer?

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires at least a majority of the Shares, including Shares issued upon the exercise of options prior to the expiration of the Offer, not beneficially owned by IDT or its affiliates prior to commencement of the Offer. If this condition is not satisfied, all previously tendered Shares will be returned to tendering stockholders, and the Merger will not take place.

In the event that IDT, directly or indirectly, holds less than 90% of the outstanding Common Stock following consummation of the Offer, we may elect either to consummate the Offer by waiving the condition requiring such 90% threshold of ownership or to return all tendered Shares, in which case the Merger would not take place.

In all cases, IDT has committed to take all actions necessary to effect the Merger if the Offer is consummated, with the per Share consideration payable in the Merger being the same as the per Share consideration paid in the Offer. See “The Offer — Section 12. Conditions to the Offer” and “Special Factors — Section 4. Purposes and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer.”

How much are you offering to pay for my Shares and what will be the form of payment?

We are offering to pay $2.05 per Share, net to you in cash without interest. This price represents a premium of approximately 45.4% over the $1.41 per Share closing price on NASDAQ on June 28, 2005, the last trading day prior to the date we announced our intention to make the Offer.

Will I have to pay any fees or commissions if I tender my Shares?

If you are the registered holder of your Shares and you tender your Shares directly to the Depositary, you will not have to pay any brokerage fees or commissions or incur similar expenses. If you hold your Shares through a broker, bank or other nominee which tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee or commission for doing so. You should consult your broker, bank or other nominee to determine whether or not any charges will apply. See “The Offer — Section 3. Procedures for Tendering Shares.”

How will my stock options be treated in the Offer and the Merger?

If you hold vested stock options issued by Net2Phone, you may accept the Offer in relation to the Shares issued upon exercise of such options so long as, prior to the expiration of the Offer:

•	you have validly exercised your Net2Phone options;

•	you have completed the payments required upon the exercise of your Net2Phone options; and

•	you tender the Shares issued upon exercise of your Net2Phone options in accordance with the terms of the Offer.

Following the completion of the Offer, if you hold Net2Phone options, regardless of whether they are vested or unvested, as part of the Merger your options will be canceled and, in exchange therefor, you will receive a cash payment with respect to each Share subject to each such option in an amount equal to the excess, if any, of the consideration being paid to other Net2Phone stockholders in the Merger ($2.05 net per Share in cash) over the per Share exercise price of each such option. The right to receive the option cash payment will be subject to the prior execution of all necessary written consents and releases as determined by IDT.

How will my restricted Shares be treated in the Offer and the Merger?

If you previously received a restricted stock award and any of the Shares under that award have become vested (or will become vested prior to the expiration of the Offer), those vested Shares are the same as any other

Shares, and you are free to tender those Shares in the Offer. If you choose not to tender such Shares in the Offer, those Shares will be treated in the same manner as any other Shares not tendered in the Offer.

Restricted Shares that have not vested as of the expiration of the Offer are subject to the terms of your restricted stock award, which provides that those Shares are not transferable. As a result, under the terms of your restricted stock award, you may not tender such restricted Shares in the Offer.

At the time of the Merger, however, restricted Shares that have not vested will be exchanged for the consideration being paid to Net2Phone stockholders in the Merger, so you will receive a cash payment equal to $2.05 net per Share multiplied by the number of unvested restricted Shares you hold. This cash payment will be free and clear of all forfeiture provisions.

Do you have the financial resources to pay for the Shares?

We will need approximately $95,000,000 to purchase all of the Shares (including Shares that may be acquired pursuant to the exercise of currently outstanding in-the-money options to purchase Shares) not otherwise beneficially owned by IDT in the Offer and the Merger, and to pay the related fees and expenses. IDT plans to use internal cash on hand to fund the purchase of such Shares and pay such fees and expenses, and has sufficient cash available to consummate this transaction.

Is IDT’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think the financial condition of IDT is relevant to your decision whether or not to tender your Shares in the Offer because:

•	the Offer is being made solely for cash;

•	if we consummate the Offer, we will acquire all remaining un-tendered Shares in the Merger for the same cash price; and

•	IDT has sufficient funds available internally to purchase all Shares not otherwise beneficially owned by IDT.

How long do I have to decide whether to tender in the Offer?

You will have until 5:00 p.m., New York City time, on Wednesday, December 28, 2005, to decide whether or not to tender your Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer — Section 3. Procedures for Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

We may extend the Offer from time to time if certain conditions to the Offer have not been satisfied or waived. If Shares tendered in the Offer have been accepted for payment, but the number of Shares beneficially owned by IDT, directly or indirectly, is less than 90% of the outstanding Shares, we may extend the Offer for a “subsequent offering period” not to exceed 15 business days in accordance with applicable law. See “The Offer — Section 1. Terms of the Offer; Expiration Date.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and we will also make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the Offer, you may have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days following the date of execution of the required Notice of Guaranteed Delivery. However, the Depositary must receive the missing items within that three-day period or you will not be able to tender your Shares in the Offer. See “The Offer — Section 3. Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by January 8, 2006, you can withdraw your Shares at any time until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period. See “The Offer — Section 1. Terms of the Offer; Expiration Date.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such a notice, to the Depositary while you still have the right to withdraw the Shares. The notice must contain certain required information. See “The Offer — Section 4. Withdrawal Rights.”

Will the Board of Directors of Net2Phone make a recommendation concerning the Offer?

The Board of Directors of Net2Phone (the “Net2Phone Board”) has formed a special committee (the “Independent Committee”) of independent directors to review, evaluate and approve or disapprove of material agreements and other matters with IDT. IDT understands that the Independent Committee will consider and evaluate the Offer. Members of the Independent Committee have no present relationships with IDT. However, James R. Mellor, the Chairman of the Independent Committee, served as a director of IDT from August 1997 to June 1999, and Marc J. Oppenheimer, a member of the Independent Committee, served as a director of IDT from December 2002 to October 2003. See “Special Factors — Section 2. Position of Net2Phone Regarding the Fairness of the Offer and the Merger” and “— Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT.”

Under applicable SEC rules, Net2Phone is required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any) and certain related matters, no later than ten business days from the date of this Offer to Purchase. Net2Phone is also required to send you a copy of its Schedule 14D-9.

On November 25, 2005, Net2Phone filed a Schedule 14D-9 with the SEC stating that the Independent Committee was not making a recommendation, was expressing no opinion and was remaining neutral with respect to the Offer.

Have you engaged an investment banking firm to render an opinion regarding the fairness of the Offer and the Merger? Do you believe that the Offer and Merger are fair?

We have not retained an investment banking firm to render an opinion regarding the fairness of the Offer and the Merger. However, IDT and the Individual 13e-3 Affiliates are familiar with the business of Net2Phone,

v

have extensive experience in the telecommunications industry and, on the basis of this expertise and the analysis presented in this document, believe that the Offer price of $2.05 net per Share in cash without interest is fair, from a financial point of view, to Net2Phone stockholders (other than IDT and its subsidiaries).

In particular, in reaching this conclusion IDT and Individual 13e-3 Affiliates considered a number of factors, including the following:

•	No minority discount has been applied even though there is no possibility of a competing bid by another party;

•	The Offer price represents a premium of (i) approximately 45.4% over the $1.41 closing price per share of Common Stock reported on NASDAQ on June 28, 2005, the last trading day before the announcement of IDT’s proposal, (ii) approximately 33.1% over the 30-day average trading price on NASDAQ for shares of Common Stock prior to June 28, 2005, (iii) approximately 66.7% over Net2Phone’s book value of $1.23 per Share as of July 31, 2005, and (iv) a significant premium over the range of fair value calculated by IDT management for Net2Phone of between $0.64 and $1.41 per Share;

•	The market price of the Shares has steadily declined over the last few years in accordance with Net2Phone’s materially weaker financial results; and

•	The Offer can be carried out quickly and will be fully financed with IDT’s cash on hand.

See “Special Factors — Section 3. Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger.”

In addition, IDT and each of the Individual 13e-3 Affiliates also considered the fact that Net2Phone stockholders who do not tender in the Offer will receive payment for their Shares in the Merger after the Net2Phone stockholders who do tender in the Offer have received payment for their Shares, and that, depending on when the Merger is consummated, this delay might be significant. Nevertheless, IDT and each of the Individual 13e-3 Affiliates believe that the $2.05 net per Share in cash without interest to be received by these non-tendering Net2Phone stockholders is fair, from a financial point of view, to such stockholders as well, for the reasons set forth above. See “Special Factors — Section 3. Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger — Net2Phone Stockholders Who Do Not Tender in the Offer.”

Following the Offer, will Net2Phone continue as a public company?

If the Offer is successfully consummated, IDT will cause the Merger to be effected as promptly as practicable, and Net2Phone will then cease to be a public company. If, following consummation of the Offer, IDT, directly or indirectly, owns at least 90% of the outstanding shares of Common Stock, IDT will cause a short-form merger to be effected promptly following the expiration of the Offer. To the extent we can reach the 90% threshold by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so. If we waive the 90% condition and consummate the Offer even though we will own less than 90% of the outstanding shares of Common Stock following the consummation of the Offer, we intend to cause the Net2Phone Board following the Offer to submit the second-step merger to Net2Phone’s stockholders for approval in accordance with Delaware law. Upon consummation of the Offer, IDT will have sufficient voting power to ensure approval of the second-step merger without the affirmative vote or consent of any other Net2Phone stockholder. In all cases, if the Offer is consummated, IDT commits to effect the Merger, with the per Share consideration payable in the Merger being the same as the per Share consideration paid in the Offer.

See “Special Factors — Item 4. Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer.”

What will I receive for my Shares in the Merger if I do not tender my Shares in the Offer and I do not exercise appraisal rights?

If the Merger takes place, stockholders who do not tender their Shares in the Offer and do not exercise appraisal rights will receive $2.05 net per Share in cash in connection with the Merger, which is the same consideration we are offering in the Offer.

Will I have the right to have my Shares appraised?

If you tender your Shares in the Offer, you will not be entitled to exercise statutory appraisal rights under Delaware law. If you do not tender your Shares in the Offer and the Merger is consummated (and, to the extent that there is a stockholder vote on the Merger, you vote against it), you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the Merger. This value may be more than, less than or the same as the $2.05 net per Share in cash being offered in the Offer. See “Special Factors — Section 7. Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, unless you properly exercise your appraisal rights under Delaware law, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares in the Offer. If for any reason the Offer is consummated but the Merger does not take place, the number of holders of Shares, and the number of Shares that are still publicly owned, may be so small that the outstanding Shares will no longer be listed on NASDAQ (or on any other active public trading market). See “The Offer — Section 9. Source and Amount of Funds” and “— Section 10. Certain Effects of the Offer on the Market for the Shares.”

What is the market value of my Shares as of a recent date?

On June 28, 2005, the last trading day before we announced the Offer, the closing price per Share reported on NASDAQ was $1.41. On November 9, 2005, the last full trading day prior to the commencement of the Offer, the closing price per Share reported on NASDAQ was $1.44. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Offer — Section 6. Price Range of the Shares; Dividends.”

Whom can I contact if I have questions about the Offer?

You can contact the information agent for the Offer, D.F. King & Co., Inc., at its address and telephone number set forth on the back cover of this Offer to Purchase.

INTRODUCTION

NTOP Acquisition, Inc. (“NTOP Acquisition”), a Delaware corporation and a wholly-owned subsidiary of IDT Corporation (“IDT”), a Delaware corporation, hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Net2Phone, Inc. (“Net2Phone”) not otherwise beneficially owned by IDT immediately prior to the commencement of the tender offer at $2.05 per Share, net to the seller in cash, without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). Howard S. Jonas, Chairman of the IDT board of directors, and James A. Courter, Chief Executive Officer and a director of IDT, may be deemed to be participants in the Offer and the Merger pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, because they are members of the board of directors of Net2Phone. We refer to Messrs. Jonas and Courter in this Offer to Purchase as the “Individual 13e-3 Affiliates.”

IDT currently beneficially owns 2,773,798 shares of Common Stock and 28,896,750 shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, representing approximately 40.19%% of Net2Phone’s equity securities and approximately 56.23% of the total voting power of Net2Phone’s equity securities, in each case outstanding as of November 1, 2005. Messrs. Jonas and Courter may be deemed to beneficially own the Shares owned by IDT. Mr. Jonas does not personally own any Shares, and Mr. Courter owns 26,584 Shares and exercisable options to purchase an additional 54,720 Shares. Holders of shares of the Common Stock are entitled to one vote per share, and holders of shares of the Class A Common Stock are entitled to two votes per share.

You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by us pursuant to the Offer. IDT will pay all charges and expenses incurred in connection with the Offer by D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”), and Wachovia Bank, N.A., which is acting as the depositary for the Offer (the “Depositary”).

Under applicable SEC rules, Net2Phone is required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this Offer to Purchase. Net2Phone is also required to send you a copy of its Schedule 14D-9. On November 25, 2005, Net2Phone filed a Schedule 14D-9 with the SEC stating that the Independent Committee was not making a recommendation, was expressing no opinion and was remaining neutral with respect to the Offer.

The Offer is subject to:

•	the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires at least a majority of the Shares not beneficially owned by IDT or its affiliates (which we define as those persons that, directly or indirectly, control, are controlled by, or are under common control with, IDT, including IDT’s directors and officers) prior to the commencement of the Offer (the “Majority of the Minority Condition”);

•	the waivable condition that IDT, directly or indirectly, owns at least 90% of the outstanding Shares following the consummation of the Offer; and

•	the other conditions described in “The Offer — Section 12. Conditions to the Offer.”

We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)) to amend or waive any one or more of the terms and conditions of the Offer (except the Majority of the Minority Condition) or to terminate this Offer at any time.

If, after consummation of the Offer, we directly or indirectly hold more than 90% of the outstanding Shares, then NTOP Acquisition will merge with Net2Phone pursuant to the short form merger provisions under §253 of the Delaware General Corporation Law (the “DGCL”). To the extent we can reach the 90% threshold by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so.

In the event that we, directly or indirectly, hold less than 90% of the outstanding Shares following the Offer, we may elect to consummate the Offer by waiving the condition requiring such 90% threshold of ownership. If we waive the 90% condition and consummate the Offer even though we will own less than 90% of the outstanding shares of Common Stock following the consummation of the Offer, we intend to cause the Net2Phone Board following the Offer to submit the second-step merger to Net2Phone’s stockholders for approval in accordance with the DGCL. It should be noted, however, that in these circumstances the Net2Phone Board will be required to make a determination as to the fairness of the Merger and could be required to demonstrate that the Merger was both substantively and procedurally fair to the unaffiliated stockholders of Net2Phone. Upon consummation of the Offer, IDT will have sufficient voting power to ensure approval of the second-step merger without the affirmative vote or consent of any other Net2Phone stockholder.

Pursuant to Net2Phone’s Amended and Restated By-Laws, for so long as IDT beneficially owns between 15% and 85% of the outstanding voting power of Net2Phone, with certain exceptions, any transaction between Net2Phone and IDT and its affiliates, including a merger, requires the approval of a majority of Net2Phone’s disinterested directors. If the Majority of the Minority Condition is satisfied but the 90% condition is not satisfied, it is possible that IDT could beneficially own less than 85% of the voting power of Net2Phone. In such circumstances, IDT could obtain approval for the Merger from a majority of the existing disinterested Net2Phone directors. Alternatively, IDT would have the voting power to either elect disinterested directors to the Net2Phone Board who would intend to approve the Merger, or amend the Net2Phone By-Laws to eliminate the disinterested director approval requirement. IDT has presently made no determination regarding the course of action that it would take in these circumstances. In all cases, however, if the Offer is consummated, IDT commits to effect the Merger, with the consideration payable in the Merger being the same as the consideration paid in the Offer.

This Offer to Purchase and the documents incorporated by reference herein contain forward-looking statements, including statements that contain the words “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of IDT, and the information under the caption “The Offer — Section 7. Certain Information Concerning Net2Phone.” Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

We undertake no obligation to update the forward-looking statements contained in this Offer to Purchase, the related Letter of Transmittal or in any document incorporated by reference herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except to reflect a material change in the information previously disclosed in any of such documents.

Except as otherwise set forth herein, the information concerning Net2Phone contained in this Offer to Purchase and incorporated herein by reference has been taken from or based upon publicly available documents and records on file with the SEC and other public sources.

Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

Unless otherwise noted, all per Share numbers and percentages in this Offer to Purchase are based on the number of Shares outstanding as of November 1, 2005.

SPECIAL FACTORS

1.	Background of the Offer.

Net2Phone began as a division of IDT, and in 1996 became a separately incorporated entity. In August 1999, Net2Phone completed an initial public offering of the Common Stock and became a public company.

IDT beneficially owns 28,896,750 shares of Class A Common Stock and 2,773,798 shares of Common Stock, constituting approximately 99.96% of the shares of Class A Common Stock and approximately 5.56% of the shares of Common Stock outstanding as of November 1, 2005. Assuming conversion of the shares of Class A Common Stock owned by IDT into shares of Common Stock, IDT would own approximately 40.19% of the outstanding shares of Common Stock. Messrs. Jonas and Courter may be deemed to beneficially own the Shares owned by IDT. Mr. Jonas does not personally own any Shares, and Mr. Courter owns 26,584 Shares and exercisable options to purchase an additional 54,720 Shares. Because holders of shares of the Common Stock are entitled to one vote per share and holders of shares of the Class A Common Stock are entitled to two votes per share, at the current time the shares of Class A Common Stock and Common Stock beneficially owned by IDT together represent approximately 56.23% of the combined voting power of Net2Phone’s outstanding equity.

In December 2003, Net2Phone entered into a binding memorandum of understanding with IDT, pursuant to which Net2Phone would issue to IDT an additional 6.9 million shares of Class A Common Stock over five years. In exchange, IDT would provide telecommunication services to the Net2Phone Cable Telephony Services, including inter-exchange network access, termination, origination and related services, at preferred pricing levels. This arrangement has not yet been finalized.

In the first calendar quarter of 2005, IDT became increasingly concerned with the flagging performance of Net2Phone and the erosion of the Common Stock price, which was continuing a decline from already depressed levels. The Net2Phone Global Services (“NGS”) division was experiencing a succession of quarters in which revenues declined from the corresponding periods in the prior year and was only slightly cash flow positive. The Net2Phone Cable Telephony (“NCT”) division was consistently cash flow negative, and projections available to IDT at the time did not indicate significant positive free cash flow from this division until fiscal year 2008. Also, NCT was having difficulty negotiating new contracts with cable operators for the licensing of its voice-over-IP (VoIP) platform, and was not experiencing any meaningful increase in its cable telephony subscriber base. Finally, Net2Phone was continuing to miss its publicly disclosed performance targets, a circumstance that was noted by analysts following the company.

At or about this time, IDT briefly considered proposing a combination of Net2Phone and IDT Telecom, Inc., IDT’s telecommunication subsidiary, into a new, publicly traded entity, and IDT management had very preliminary discussions in this regard with certain Net2Phone personnel. IDT determined not to pursue such a combination, in part because of the complexities that such a transaction would entail, uncertainty over an acceptable valuation for IDT Telecom and the continuing issues with Net2Phone’s operating performance.

In April 2005, the independent committee (the “Independent Committee”) of the board of directors of Net2Phone (the “Net2Phone Board”), which reviews and approves related-party transactions, particularly with IDT, determined to terminate an intellectual property services agreement between IDT and Net2Phone relating to intellectual property owned by Net2Phone. This included certain patents, referred to as the Netspeak patent portfolio, which relate to a protocol for establishing point-to-point telephony connections over the Internet. The cooperative agreement prescribed terms and conditions under which IDT would fund and provide all necessary services for the exploitation of the portfolio, in return for a share of the profits generated by the portfolio during the term of the agreement. Although the agreement was terminated by the Independent Committee, IDT and Net2Phone continued to negotiate over a cooperative arrangement for the exploitation of the Netspeak portfolio, with IDT maintaining that Net2Phone was required to enter into such an arrangement pursuant to a binding understanding between the parties.

Net2Phone’s operating results for its fiscal quarter ended April 30, 2005 reinforced the view of IDT management that the prospects of Net2Phone operating as a standalone company under its existing business model were uncertain. IDT management also felt that if then current performance trends for Net2Phone were to continue, Net2Phone would experience continuing erosion in stockholder value, including the value of IDT’s approximately 41% interest in Net2Phone at the time. In the view of IDT, the best prospect for reversing the declining fortunes of Net2Phone was a business combination with IDT, in which Net2Phone could benefit from IDT’s substantially greater size, established telecommunications infrastructure, management expertise and relationships in the telecommunications industry.

Accordingly, on June 28, 2005, the IDT board of directors (the “IDT Board”) authorized IDT management to make an offer to purchase all shares of Common Stock not owned by IDT or its affiliates at a price of $1.70 per Share in cash. On the same day, Ira Greenstein, President of IDT, sent the following letter to the Net2Phone Board:

June 28, 2005

Board of Directors

Net2Phone, Inc.

520 Broad Street

Newark, NJ 07102

Gentlemen:

We are pleased to inform you that the Board of Directors of IDT Corporation has approved an offer to acquire all of the outstanding shares of common stock of Net2Phone, Inc. that it does not presently own. In the offer, IDT will pay $1.70 in cash, without interest, for each outstanding share of common stock of Net2Phone. Based on the closing price of Net2Phone common stock on June 28, 2005, this represents a 21% premium over the current value of the Net2Phone common stock.

The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock not owned by IDT or its affiliates and the waivable condition that IDT own at least 90% of the outstanding shares of common stock following consummation of the offer. Also, as promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders.

IDT urges the Board of Directors of Net2Phone and the Independent Committee of the Board already impaneled and its advisors to promptly commence review and consideration of the offer, so that the Independent Committee will be positioned to make an informed recommendation to holders of Net2Phone common stock.

IDT anticipates that the offer will be formally commenced after the Independent Committee and its advisors have had an opportunity to review and consider the offer.

Very truly yours,

/s/    Ira A. Greenstein

Ira A. Greenstein

President, IDT Corporation

Later that day, IDT issued a press release announcing its offer.

On June 29, 2005, Net2Phone issued a press release in response to the IDT offer. Among other things, the release stated:

“In light of the relationship between Net2Phone and IDT, the Board of Directors of Net2Phone formed a committee of independent directors in 2004 to review, evaluate and approve or disapprove of agreements and other material issues arising from time to time between IDT and Net2Phone. The Independent Committee has retained The Blackstone Group as its financial advisor and Kirkland & Ellis LLP as its legal counsel. The Independent Committee intends to carefully review the IDT proposal and potential alternatives and will respond to the proposal upon completion of its review. However, there can be no assurance as to the timeframe for the Independent Committee process nor whether any transaction will result.”

Following announcement of IDT’s offer, a number of actions seeking to enjoin the offer were filed by certain Net2Phone stockholders in Delaware Chancery Court and in New Jersey Superior Court, as described in more detail below.

On July 6, 2005, counsel to the Independent Committee sent the following letter to Mr. Greenstein:

July 6, 2005

Ira A. Greenstein, President

IDT Corporation

520 Broad Street, Newark, NJ 07102

Dear Mr. Greenstein:

I have been authorized by the committee of independent directors of Net2Phone, Inc. (the “Independent Committee”) to respond on behalf of that committee to the letter sent by you, on behalf of IDT, stating that the Board of Directors of IDT has approved an offer (the “Proposed Offer”) to purchase all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates, at a price of $1.70 per share.

The Independent Committee, after reviewing the Proposed Offer, has concluded that the Proposed Offer is not acceptable. Please be advised that the Independent Committee invites you and other representatives of IDT to meet with the Committee and its advisors to discuss this situation.

The Committee is in the process of retaining an impartial valuation firm to assess the value of the Net2Phone intellectual property assets.

Also, please advise the Independent Committee whether IDT would be willing to sell its shares in Net2Phone to a third party, if that third party were willing to acquire all of Net2Phone.

Regards,

/s/    Stephen Fraidin

Stephen Fraidin

On the following day, July 7, 2005, counsel for IDT wrote to counsel for Net2Phone, indicating that representatives of IDT were prepared to meet with the Independent Committee and requesting a time when such a meeting could be convened. Counsel on behalf of IDT also advised the Independent Committee that IDT was not interested in selling its Shares to a third party.

On July 18, 2005, representatives of IDT met with the legal and financial advisors to the Independent Committee to discuss the IDT offer. The members of the Independent Committee, James R. Mellor, Jesse King and Marc J. Oppenheimer, were present at this meeting (Messrs. Mellor and King were present by conference telephone and Mr. Oppenheimer was present in person). At the meeting, the IDT representatives presented their views on the valuation of Net2Phone, not including the Netspeak patent portfolio. This value was in the range of $0.66 to $1.16 per share and did not include any valuation of Net2Phone’s patents. The Blackstone Group, financial advisor to the Independent Committee, stated that it was not yet prepared to express a view on the valuation of Net2Phone, in part because the Independent Committee had just retained CRA International, an independent appraisal firm, to advise the Independent Committee and Blackstone on the value of Net2Phone’s patent portfolio. The parties also discussed a so-called monetization plan for the Netspeak patent portfolio that was prepared by persons who at the time of preparation were in the employ of IDT. The plan concluded that “the

VoIP Industry provides potential $1B [sic] licensing revenue opportunity over the life of the patents.” The IDT representatives informed the Independent Committee and its advisors that IDT management viewed the plan as highly speculative and that the plan did not reflect the views of IDT management. The IDT representatives also stated their belief that Net2Phone was committed under an understanding with IDT to enter into an agreement for the joint exploitation of the Netspeak patent portfolio.

The Independent Committee and its representatives suggested that the Independent Committee would be in a position to provide some sense of its view on the valuation of Net2Phone within a timeframe of two weeks.

On July 20, 2005, counsel for Net2Phone delivered a letter to counsel for IDT stating as follows:

“I am writing on behalf of the committee of independent directors (the “Independent Committee”) of Net2Phone, Inc. (“Net2Phone). We understand that IDT Corporation (“IDT)” and Net2Phone entered into an intellectual property services agreement (the “Agreement”) in early 2004 [sic]. Under the Agreement, IDT was entitled to a percentage of licensing fees that Net2Phone might receive related to specific technologies as a result of IDT’s assistance in certain intellectual property matters, in addition to a monthly fee for these services.

The Agreement, which by its terms was terminable on 90 days notice at the discretion of either party, was terminated by Net2Phone effective April 4, 2005. We are not aware of any other arrangements that give IDT any interest in the Netspeak patents, other than its indirect interest as a shareholder of Net2Phone Accordingly, we understand that no agreement exists between IDT and Net2Phone that gives IDT an interest in the Netspeak patents. If you or IDT believe otherwise, or if either of you believes that IDT has any other interest in these patents or any other intellectual property asset of Net2Phone, please provide us with the basis of your belief.

In addition, I would like to take this opportunity to request that IDT deliver to the committee any formal or informal reports, opinions or appraisals, whether prepared by IDT, Net2Phone or third parties, that in any way relate to the value of Net2Phone. As we discussed, it is important for the Independent Committee to have access to all such materials.”

In response to this request, IDT delivered valuation-related materials in its possession to the Independent Committee’s advisors on or about August 10, 2005.

Counsel for the parties participated in one meeting and several phone calls in August 2005 concerning the status of the Independent Committee’s consideration of the IDT offer. Counsel for Net2Phone indicated that the Independent Committee’s financial advisor had been unable to complete its valuation analysis because it had not yet received the updated projections and five-year business plan from management of Net2Phone on which it could rely. Also, CRA International had not yet furnished its analysis of the Net2Phone intellectual property.

On September 6, 2005, the IDT Board determined to change the consideration under the IDT offer from cash to shares of IDT Class B common stock. IDT sent the following letter to the Net2Phone Board, informing it of the modification to the terms of the offer:

September 6, 2005

Board of Directors

Net2Phone, Inc.

520 Broad Street

Newark, NJ 07102

Gentlemen:

On June 28, 2005, we wrote you and publicly disclosed that the Board of Directors of IDT Corporation had approved an offer to acquire all of the outstanding shares of common stock of Net2Phone, Inc. that it does not presently own for $1.70 in cash. This price represented a 21% premium over the current value of the Net2Phone common stock immediately prior to the original disclosure of the offer.

Please be advised that the IDT Board has determined to change the form of consideration of the offer from cash to shares of IDT class B common stock. Net2Phone stockholders will receive in the offer $1.70 in value of IDT shares for each share of Net2Phone common stock, based upon last week’s average closing price of the IDT class B stock on the New York Stock Exchange of $13.25 per share. This is equivalent to a ratio of 0.1283 IDT shares for each share of Net2Phone. Cash will be paid in lieu of fractional shares.

We believe that the change in the form of consideration, while preserving the value of the offer, will be attractive to investors. It will allow Net2Phone stockholders to participate in the ownership of a larger and more diversified enterprise and to benefit along with IDT’s existing stockholders from the future performance of the two companies operating as a single entity.

The other terms of the offer remain the same. The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock not owned by IDT or its affiliates and the waivable condition that IDT own at least 90% of the outstanding shares of common stock following consummation of the offer. Also, as promptly as practicable following the consummation of the offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer. The offer also will be subject to other terms and conditions that will be set forth in the tender offer materials to be distributed to Net2Phone stockholders.

IDT urges the Independent Committee of the Board of the Board of Directors of Net2Phone to promptly complete its review and consideration of the offer, which has taken considerably longer than we had originally anticipated. IDT is prepared to expeditiously furnish the Independent Committee and its advisors with the materials that may be required to evaluate the change in consideration.

Very truly yours,

/s/    Ira A. Greenstein

Ira A. Greenstein

President, IDT Corporation

On the same day, IDT issued a press release announcing the change in its offer consideration.

On September 12, 2005, counsel to the Independent Committee responded with the following letter to Mr. Greenstein.

September 12, 2005

Ira Greenstein, President

IDT Corporation

520 Broad Street, Newark, NJ 07102

Dear Mr. Greenstein:

I have been authorized by the committee of independent directors of Net2Phone, Inc. (the “Committee”) to respond on behalf of the Committee to the letter dated September 7, 2005 [sic] sent by you, on behalf of IDT, to the Board of Directors of Net2Phone, stating that the Board of Directors of IDT has determined to change the form of consideration of IDT’s proposed offer (the “Proposed Offer”) to purchase all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates. As stated in your letter, Net2Phone stockholders would be offered 0.1283 shares of IDT class B common stock for each share of Net2Phone common stock. You assert in the letter that such exchange ratio represents $1.70 per Net2Phone share, based upon average [sic] closing price of IDT class B common stock on the New York Stock Exchange for the week ended September 2, 2005. Based upon the average closing price for the week ended September 9, 2005, the exchange ratio represents a value of $1.66 per share. We note that the Committee has previously advised you that you that your all-cash offer at a price of $1.70 per share was not acceptable.

The Committee welcomes your statement that IDT is prepared to expeditiously furnish the Committee and its advisors with the materials that may be required to evaluate the Proposed Offer. We will promptly follow-up with you and your counsel to request such information.

We would anticipate being in a position to engage in discussions with you in the near future.

Regards,

/s/    Stephen Fraidin

Stephen Fraidin

Net2Phone issued a press release disclosing this letter on the following day.

On September 16, 2005, at the invitation of the Independent Committee’s advisors, representatives of IDT met to receive a summary oral presentation by Blackstone of its work to that point concerning a valuation analysis of Net2Phone and a summary oral report by counsel to the Independent Committee on the preliminary results of the Net2Phone intellectual property analysis performed by CRA International. It was suggested that the value of the Common Stock based on these analyses could be significantly higher than the market price for the Common Stock, even without any change of control premium. In particular, Blackstone orally provided a preliminary valuation of Net2Phone equal to $2.13 per share, excluding the value of Net2Phone’s patent portfolio and before application of a premium. Counsel for Net2Phone orally presented CRA’s preliminary valuation of the patent portfolio of between $0.20 and $2.50 per share, so that the total value would be between $2.33 and $4.63 per share. Blackstone also suggested that a 20% to 25% control premium might be appropriate in the circumstances, yielding values in the range of approximately $3.00 to $5.50 per share. The representatives of IDT responded by questioning the reliability of the projections on which the Blackstone analysis was based, noting that Net2Phone had consistently missed prior management projections. IDT also disputed the range of values suggested by CRA for the Netspeak portfolio as being speculative.

On October 6, 2005, Net2Phone announced its results for the fourth fiscal quarter and the fiscal year ended July 31, 2005.

On October 11, 2005, representatives of IDT again met with the legal and financial advisors to the Independent Committee, with certain technical personnel of both IDT and Net2Phone participating via telephone. At this meeting, representatives of IDT reported on certain preliminary technical analyses that had been performed with respect to the Netspeak patent portfolio, and the possible implications of these analyses for the valuation of the Net2Phone intellectual property. Representatives of IDT also remarked that the recently announced results for Net2Phone for its fiscal fourth quarter and year ended July 31, 2005 reinforced the view of IDT on the valuation of Net2Phone, exclusive of the patents, which was considerably below the values suggested by Blackstone. In this regard, IDT’s representatives noted that NGS had to that point experienced five consecutive quarters with revenue declines, that NCT’s revenues were substantially below management’s projections eight months earlier and that NCT continued to experience substantial negative cash flow. As a result, IDT revised its valuation range for Net2Phone, exclusive of the patent portfolio, to between $0.56 and $1.06 per share. Nevertheless, in the interests of attempting to fashion an offer that the Independent Committee could find acceptable and to settle the pending litigation in respect of the offer, representatives of IDT indicated that IDT would be willing to increase the consideration in the offer to $1.80 in value of IDT Class B common stock for each Share, with the IDT stock valued for these purposes at $13.25 per Share (the average closing price for IDT Class B common stock for the week prior to September 6, 2005, the date that IDT informed the Independent Committee of the change in the offer consideration to IDT Class B common stock). IDT’s representatives requested that they be given the opportunity to discuss the offer directly with the members of the Independent Committee at a telephonic meeting of the Independent Committee scheduled for the following day.

The next day, on October 12, 2005, representatives of IDT participated in a conference telephone call with the members of the Independent Committee and their legal and financial advisors. The representatives of IDT and the Independent Committee and its advisors discussed the possibility of IDT’s further increasing its offer in order to bring the offer into a range that was acceptable to the Independent Committee and its financial advisor and in order to settle the pending shareholder litigation challenging the offer. A representative of IDT suggested that IDT might raise its offer to the $2.00 range with the consideration to be in IDT Class B common stock and with the further understanding that such offer would be predicated on the same valuation of IDT stock as provided in IDT’s September 6, 2005 letter and press release. In the course of this conversation, the IDT representatives urged the Independent Committee’s advisors to begin their valuation of the IDT Class B common stock to be exchanged for the Shares.

In the week following this call, counsel for the Independent Committee furnished IDT with an extensive diligence request list, and counsel for IDT requested that the Independent Committee on behalf of Net2Phone execute a confidentiality agreement. In the course of discussions regarding the scope of the diligence request and the terms of the confidentiality agreement, counsel for IDT inquired of counsel for the Independent Committee whether the Independent Committee would be willing to value the stock of IDT, for purposes of its assessment of the IDT offer, on a basis similar to its valuation of the Net2Phone stock. At that time, IDT Class B common stock was trading in the range of $12.00 per share, compared to the average closing price of IDT Class B common stock during the week of August 29, 2005 of $13.25, on which IDT had based its stock-for-stock offer.

On October 17, 2005, representatives of IDT furnished the advisors of the Independent Committee with a summary analysis of IDT, which valued the IDT Class B common stock at $20.76 per share.

On October 25, 2005, counsel for the Independent Committee left word for IDT’s counsel that it would be very difficult for the financial advisor of the Independent Committee to provide an analysis of the offer in which the stock of IDT would be valued in excess of its current market price. In a conversation later that week, counsel for IDT informed counsel for the Independent Committee that, if this were the case, it was likely that IDT would revert to a cash offer for the publicly held Net2Phone stock, and the parties suspended their discussions regarding the provision of IDT diligence materials to the advisors of the Independent Committee. Counsel for the parties also had other informal, inconclusive discussions regarding the cash price of an offer that might be acceptable to the Independent Committee.

In connection with the preparation of IDT’s offering materials, counsel to IDT inquired of counsel to the Independent Committee whether IDT could receive the most recent five-year projections prepared by Net2Phone’s management. IDT’s counsel indicated that if received, the projections, or their material equivalent, would necessarily have to be disclosed by IDT to Net2Phone stockholders. Net2Phone indicated that it was not in a position to provide IDT with these projections.

On November 3, 2005, counsel for IDT met with counsel for the plaintiffs in the actions seeking to enjoin the Offer and listened to a presentation by plaintiffs’ financial analyst.

On November 7, 2005, counsel for IDT called counsel for the Independent Committee and stated that IDT intended to commence a cash offer for the publicly held shares of Common Stock at a cash price per Share of $1.80 as soon as practicable.

On November 8, 2005, the IDT Board convened a telephonic meeting in which the IDT Board discussed the proposed offer and received presentations from IDT management concerning communications with the Independent Committee and counsel for the plaintiffs in the pending litigation challenging the offer. The IDT Board then authorized management to increase the price of the offer to $2.00 per Share in cash. The approval of the higher offer price was conditioned upon the Independent Committee providing its assurance that it would not oppose the offer and IDT management’s belief that the plaintiffs opposing the offer would find the increased offer price acceptable.

Also on November 8, 2005, counsel for IDT received from counsel for the plaintiffs challenging the offer a letter memorializing a proposal to settle at a price of $2.25 per Share in IDT stock, with a floor price of $2.00 and a ceiling price of $2.50 or, alternatively, $2.25 per Share in cash.

Later that day, management of IDT communicated with the Independent Committee and its counsel, who indicated that the Independent Committee would not oppose an offer of $2.00 per Share in cash.

Also that day, counsel for IDT spoke with counsel for the plaintiffs in response to the plaintiffs’ letter. IDT’s counsel conveyed the $2.00 per Share cash proposal and indicated that IDT was not prepared to pay more than that amount.

On November 9, 2005, after reviewing relevant portions of a draft of this Offer to Purchase which concerned IDT’s valuation of Net2Phone, counsel for the plaintiffs called counsel for IDT and indicated that the plaintiffs were prepared to accept the $2.00 per Share cash offer, subject to the appropriate review of documents and customary due diligence and execution of an appropriate agreement in principle.

Following the close of the U.S. financial markets on November 10, 2005, IDT publicly announced that it was commencing a tender offer for the Shares that it did not already own at a price per Share of $2.00 net in cash. IDT commenced the Offer by mailing this Offer to Purchase and the accompanying ancillary documents to Net2Phone stockholders on that day.

On November 17, 2005, Net2Phone issued a press release announcing that it had received $18.8 million from Altice One (“Altice”) due to a change in ownership of Altice’s cable properties. The press release, which was also attached as an exhibit to the Current Report on Form 8-K filed by Net2Phone with the SEC on November 17, 2005, stated that Net2Phone had informed Altice and its third-party acquiror of Net2Phone’s belief that the $18.8 million payment was approximately $29 million less than the predetermined buyout payment believed by Net2Phone to be required under its agreements with Altice.

On November 18, 2005, representatives of IDT and representatives of Net2Phone discussed the Altice development via conference call. Subsequently, counsel for IDT and counsel for Net2Phone conducted several brief discussions regarding the implications of the Altice development. In the course of these discussions, representatives of IDT requested and received from representatives of Net2Phone the change in Net2Phone’s cash balances as of October 31, 2005, the end of Net2Phone’s first quarter of fiscal year 2006, compared to July 31, 2005. IDT was informed that Net2Phone had preliminarily determined that cash had been reduced by approximately $8.9 million, including as a result of certain non-recurring payments and certain cash that Net2Phone recouped during the second quarter of fiscal year 2006.

On November 21, 2005, counsel for the plaintiffs challenging the Offer sent a letter to counsel for IDT stating that, as a result of the Altice development, counsel for the plaintiffs believed that the $2.00 net per Share in cash Offer price should be increased by at least $0.25 per Share.

On November 22, 2005, Ira A. Greenstein, President of IDT, sent the following letter to James R. Mellor, Chairman of the Independent Committee:

November 22, 2005

Mr. James R. Mellor

Chairman of the Independent Committee of

The Board of Directors of Net2Phone, Inc.

520 Broad Street

Newark, NJ 07102

Dear Jim:

We have read Net2Phone’s press release and Form 8-K filing of November 17, 2005 regarding the Altice One contract termination and I have been informed that there have been some brief conversations between our respective counsel regarding the implications of those developments on IDT’s currently pending tender offer for the Net2Phone common stock it does not already own. Specifically, there have been statements to the effect that the payment received by Net2Phone from Altice, as well as the value of the additional claim Net2Phone believes it has against Altice as set forth in the press release, should lead to an increase in the price that IDT is offering to pay in the tender offer.

According to Net2Phone’s announcement, Net2Phone received $18.8 million in cash from Altice. The press release indicates that the Altice payment would be accompanied by a corresponding decrease of $7 million dollars on Net2Phone’s balance sheet for “consideration paid to customers.” Thus, the net impact is an increase of only $11.8 million. This does not, however, take into account Net2Phone’s continuing cash burn since July 31, 2005, the date of the then-most recently available Net2Phone financial statements on which IDT based its offer. Given the recent rate of negative cash flow experienced by Net2Phone, it is likely that the effect of the cash received from Altice would be completely offset by cash losses in the first and second quarters of fiscal 2006.

Net2Phone also announced that it believes that it has a claim for an additional $29 million against Altice. The value of the additional claim against Altice at this point is entirely speculative. What is far less speculative are the material adverse implications that the Altice cancellation has, not only for Net2Phone Cable Telephony’s European business but for the entire NCT business. These effects are likely to substantially outweigh any additional recovery — and it is not clear that there will be any recovery — that Net2Phone may realize on its claim against Altice.

I am compelled to remind you that the valuation ranges contained in the Offer to Purchase were between $0.64 and $1.41 per share. IDT’s offer reflects a significant premium to that value as well as to the market value of the Net2Phone common stock prior to the announcement of the offer. An increase in Net2Phone’s valuation would need to be significant to justify an increase in the offer price. Further, the valuations contained in the Offer to Purchase were based on 77,598,000 million shares of Net2Phone common stock outstanding. As reported in Net2Phone’s proxy statement for its 2005 annual meeting, as of November 1, 2005, there were 78,529,679 shares of common stock outstanding, an increase of almost one million shares that, had they been included in IDT’s analysis, would have resulted in a decrease in the per share valuation of approximately $0.02.

The other bases for IDT’s valuation of Net2Phone remain unaffected by the announcement or any other information that has come to IDT’s attention since the launch of the tender offer on November 10, 2005. The Independent Committee had previously indicated that it would not oppose the offer at $2.00 per share. For the reasons stated above, we do not believe that any recent developments support an increase in the offer price or a change in the position of the Independent Committee.

Very truly yours,

/s/    Ira A. Greenstein

Ira A. Greenstein

On November 25, 2005, Net2Phone filed its Solicitation/Recommendation Statement on Schedule 14D-9, in which the Independent Committee made no recommendation with respect to the Offer.

In late November and continuing through early December, representatives of IDT engaged in a series of communications with counsel for the plaintiffs in the pending stockholder litigation challenging the Offer concerning a possible increase in the Offer price. On December 2, 2005, counsel for the plaintiffs and IDT reached tentative agreement on a settlement of the litigation in which IDT would increase the Offer price to $2.05 net per Share in cash. This development was communicated to counsel for the Independent Committee.

In the following week and through December 12, 2005, counsel for the plaintiffs, IDT and the Independent Committee engaged in discussions concerning the proposed settlement. These discussions related in particular to the additional disclosures that counsel for the plaintiffs was requesting that Net2Phone include in an amendment to its Schedule 14D-9 and with regard to the terms of a memorandum of understanding that would memorialize an agreement in principle with respect to the proposed settlement. On December 12, 2005, counsel for the plaintiffs, IDT and the Independent Committee executed a definitive memorandum of understanding in which the plaintiffs agreed in principle to settle the pending litigation on the basis of the increased Offer price and certain additional disclosures in the Schedule 14D-9.

On December 13, 2005, IDT issued a press release announcing the increased Offer price of $2.05 per Share, the extension of the expiration date to 5:00 p.m. New York City time on Wednesday, December 28, 2005, and the agreement in principle to settle the stockholder litigation.

Certain Litigation.

On June 30, 2005, two days after IDT announced its intention to commence the Offer, Spring Partners, LLC, a stockholder of Net2Phone, filed a purported class action in the Superior Court of New Jersey, Chancery Division, Essex County, seeking to recover unspecified damages and to enjoin the proposed transaction. The action names as defendants Net2Phone, IDT, Liore Alroy, Harry C. McPherson, Jr., Marc J. Oppenheimer, James A. Courter, Jesse P. King, Michael J. Weiss, M.D., Ph.D., Howard S. Jonas, Stephen M. Greenberg and James R. Mellor. Each of the individual defendants is a director of Net2Phone, and Mr. Alroy is also Chief Executive Officer of Net2Phone. The complaint alleges primarily that the Offer was timed to exploit low trading prices in the Common Stock, that the Offer Price is unfair and inadequate, that the Net2Phone Board lacks independence and that the defendants have breached their fiduciary duty to protect the public stockholders of Net2Phone (other than IDT). The complaint also alleges that each of the individual defendants, except for Mr. King, Mr. McPherson, Mr. Oppenheimer and Dr. Weiss, is currently, or was in the past, affiliated with IDT. On July 19, 2005, Spring Partners served the defendants with a request for the production of documents. The defendants have not yet responded to the complaint or produced any documents.

Between July 1, 2005 and July 18, 2005, five putative stockholder class action complaints were filed in the Court of Chancery, New Castle County, Delaware. The five named plaintiffs are Melly Hamel, Israel Nekritz, George Grossberger, William Lattarulo, and Weida Li. On July 13, 2005, one of the plaintiffs, Melly Hamel, served the defendants with a request for the production of documents. On July 27, 2005, the Delaware court consolidated these actions under the caption “In re Net2Phone, Inc. Shareholders Litigation,” appointed lead counsel and designated the Hamel complaint as the operative complaint in the action. The Hamel complaint makes substantially the same allegations concerning the pricing and timing of the Offer, and breaches of fiduciary duty, as the complaint filed in New Jersey. The complaint also names the same defendants as the complaint filed in New Jersey — IDT, Net2Phone, Liore Alroy, Harry C. McPherson, Jr., Marc J. Oppenheimer, James A. Courter, Jesse P. King, Michael J. Weiss, M.D., Ph.D., Howard S. Jonas, Stephen M. Greenberg and James R. Mellor. The complaint alleges that each of these individuals, except for Mr. King, Mr. McPherson and Dr. Weiss, is currently, or was in the past, affiliated with IDT. The defendants have not yet responded to the Hamel complaint or produced any documents.

As indicated above in this Section, on November 9, 2005, counsel for the plaintiffs indicated that the plaintiffs were prepared to accept the increased offer price of $2.00 per Share in cash, subject to the appropriate review of documents and customary due diligence and execution of an appropriate agreement in principle. However, plaintiffs’ counsel subsequently stated their belief that as a result of the Altice development, the Offer price should be increased. See “The Offer — Section 12. Conditions to the Offer” and “— Section 13. Certain Legal Matters.”

On December 12, 2005, counsel for the plaintiffs, IDT and the Independent Committee executed a memorandum of understanding with respect to the settlement of the pending litigation. Under the terms of the memorandum of understanding:

•	the settlement is conditioned on the consummation of the Offer and a short-form merger;

•	IDT agreed to raise the Offer price to $2.05 per Share in cash;

•	the Independent Committee, on behalf of Net2Phone, agreed to make certain additional disclosures in the Schedule 14D-9;

•	the parties will submit the settlement for approval to the Delaware Chancery Court at the earliest practical time;

•	the settlement will provide for a release of claims against IDT, Net2Phone and their affiliates; and

•	upon approval of the settlement by the Delaware Chancery Court, the parties will ask the New Jersey court to dismiss the stockholder action pending in New Jersey.

The memorandum of understanding, which also contains other terms and conditions, has been filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO of which this Offer to Purchase forms a part.

2.	Position of Net2Phone Regarding the Fairness of the Offer and the Merger.

The Independent Committee

In light of the relationship between Net2Phone and IDT, the Net2Phone Board formed the Independent Committee in 2004 to review, evaluate and approve or disapprove of agreements and other material issues arising from time to time between IDT and Net2Phone. The Independent Committee consists of three members of the Net2Phone Board who are neither designees of IDT nor employees of Net2Phone. IDT understands that the Net2Phone Board took this action because the designees of IDT on the Net2Phone Board might have a conflict of interest in evaluating transactions, such as the Offer, to which IDT is a party. In the Offer, IDT’s designees on the Net2Phone Board could be viewed as representing both the potential purchaser, IDT (whose interest is in buying at the lowest possible price), and the sellers, the public stockholders (whose interest is to receive the highest value for their Shares, whether through a sale or by maintaining Net2Phone as a publicly traded entity). In addition, those members of the management of Net2Phone who serve on the Net2Phone Board could also be viewed as having a conflict of interest because of IDT’s position as controlling stockholder of Net2Phone. IDT understands that the Independent Committee will consider and evaluate the Offer on behalf of Net2Phone.

The three members of the Independent Committee are:

James R. Mellor. Mr. Mellor has served as a director of Net2Phone since June 1999 and serves as the Chairman of the Independent Committee. Mr. Mellor served as a director of IDT from August 1997 to June 1999. He has also served as the Chairman of AmerisourceBergen Corporation (NYSE: ABC) since April 2004. Mr. Mellor served as a director of IDT between August 1997 and June 1999. Since 1998, Mr. Mellor has been Chairman of USEC Inc. (NYSE: USU), a global energy company. From 1981 until 1997, Mr. Mellor worked for General Dynamics Corporation (NYSE: GD), a developer of nuclear submarines, surface combat ships and combat systems. He served as Chairman and Chief Executive Officer of General Dynamics from 1994 until 1997 and as President and Chief Operating Officer of General Dynamics from 1993 to 1994. Before joining General Dynamics, Mr. Mellor served as President and Chief Operating Officer of AM International, Inc., (now Multigraphics, Inc.). Before that time, Mr. Mellor spent 18 years with Litton Industries in a variety of engineering and management positions, including Executive Vice President in charge of Litton’s Defense Group.

Jesse P. King. Mr. King has served as a director of Net2Phone since October 2001. He consults in the arenas of philanthropy, non-profit development, and leadership capacity building. Mr. King served as Vice President and Chief Operating Officer for the Daniels Fund from February 2001 to February 2004. From January 1996 to February 2001, Mr. King served as the Operations Manager for Rockefeller Foundation’s Next Generation Leadership Program and The Philanthropy Workshop. Preceding his five years with the Rockefeller Foundation, Mr. King worked as the Senior Program Director for the Colorado Outward Bound School. Additionally, Mr. King worked as a Project Director and Consultant for The Children’s Defense Fund and the Black Community Crusade for Children.

Marc J. Oppenheimer. Mr. Oppenheimer has served as a director of Net2Phone since October 2003. He serves as Executive Vice President of Kenmar Global Investment Management, Inc., a global asset management firm managing $1.5 billion in assets. Mr. Oppenheimer served as President and Chief Executive Officer of Crystallex International Corporation (AMEX: KRY) from February 1995 to September 2003 and served as Vice Chairman from September 2003 to May 2004. He is currently a member of the Crystallex board of directors.

From December 2002 to October 2003, Mr. Oppenheimer served as a director of IDT. From 1991 to 1994, he served as Executive Vice President and Chief Financial Officer of Concord Camera Corp. (NASDAQ: LENS), a multi-national, publicly traded company. From 1990 to 1991 he served as Director for International Trade and Merchant Banking at Midlantic National Bank and from 1980 to 1985, Mr. Oppenheimer served as a lending officer in the International Commodity Financing Division of Chase Manhattan Bank, in the capacity of Assistant Treasurer and Second Vice President.

Recommendation of the Net2Phone Board and the Independent Committee

Under applicable SEC rules, Net2Phone is required to make a recommendation, state that it is neutral, or state that it is unable to take a position with respect to the Offer, and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing its position (if any), and certain related matters, no later than ten business days from the date of this Offer to Purchase. Net2Phone is also required to send you a copy of its Schedule 14D-9. We urge you to carefully review the Schedule 14D-9.

On November 25, 2005, Net2Phone filed a Schedule 14D-9 with the SEC stating that the Independent Committee was not making a recommendation, was expressing no opinion and was remaining neutral with respect to the Offer.

As contemplated by the memorandum of understanding, we anticipate that Net2Phone will file an amendment to the Schedule 14D-9.

3.	Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger.

Each of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates believes that the Offer and the Merger are both financially and procedurally fair to the unaffiliated stockholders of Net2Phone. Each of them based its determination that the Offer is substantively fair to the unaffiliated stockholders of Net2Phone on the following factors:

•	IDT’s proposal does not involve a change of control and IDT is not willing to sell its stake in Net2Phone to a third party or allow Net2Phone to merge with or be acquired by another entity. However, IDT has not applied a minority discount even though there is no possibility of a competing bid by another party.

•	The Offer Price represents a premium of approximately 45.4% over the $1.41 closing price per share of Common Stock reported on NASDAQ on June 28, 2005, the last trading day before the announcement of IDT’s proposal. The Offer Price also represents a premium of approximately 33.1% over the 30-day average trading price on NASDAQ for shares of Common Stock prior to such date.

•	The Offer Price represents a premium of approximately 66.7% over Net2Phone’s book value of $1.23 per Share as of July 31, 2005.

•	The Offer represents a significant premium over the range of fair value calculated by IDT management for Net2Phone of between $0.64 and $1.41 per Share, as discussed under “—Valuation of Net2Phone” below. The actual value to Net2Phone stockholders could be even lower if Net2Phone were to liquidate, because of the significant legal, accounting, severance and other expenses likely to be incurred in such a liquidation. However, IDT did not have access to the necessary information to perform a liquidation analysis of Net2Phone and did not perform such an analysis.

•	The market price of the Shares has declined in accordance with Net2Phone’s materially weaker financial results. For the fiscal year ended July 31, 2005, Net2Phone’s revenues declined approximately 4% year over year, its net loss increased nearly fourfold and its cash position (including restricted cash) declined by approximately 26%.

•	The intensifying competitive landscape between cable, telephone, and other alternative providers, including Voice over Internet Protocol (or VoIP) providers, poses significant risks and uncertainties for Net2Phone’s business and creates the prospect of future losses.

•	Net2Phone is pursuing a strategy of providing an outsourced VoIP solution to cable companies through its NCT business, which saw its losses double year over year. Most large U.S. cable providers already have their own VoIP solution, which may result in limited domestic growth opportunities.

•	The Offer provides Net2Phone’s unaffiliated stockholders with certainty of value and eliminates their exposure to further fluctuations in the market price of shares of Common Stock, given the recently declining fundamentals and valuation of Net2Phone; the offer shifts the risk of future financial performance from the unaffiliated stockholders to IDT.

•	The Offer can be accomplished quickly and carries very limited execution risk, as it will be fully financed by IDT’s cash on hand.

•	Effective June 24, 2005, Net2Phone was removed from the Russell 2000 Index, a widely tracked benchmark, which has led to less liquidity in the market for the Shares, as certain institutional investors are no longer permitted to hold such Shares.

•	The proposal offers large stockholders the opportunity to liquidate their positions without a discount to reflect market conditions.

•	Net2Phone has not declared a dividend to its stockholders since becoming a public company, and it is expected that no such dividends will be paid in the foreseeable future.

In addition to the factors listed above, each of them also considered certain negative factors such as:

•	The consummation of the transaction will eliminate the opportunity for unaffiliated stockholders to participate in any potential future growth in the value of Net2Phone.

•	The tender of the Shares and receipt of the $2.05 net per Share in cash by Net2Phone stockholders in the Offer is generally taxable to Net2Phone stockholders.

•	There is a risk that conditions to the Offer may not be satisfied and, therefore, that the Shares may not be purchased pursuant to the Offer and that the Merger may not be consummated.

•	Lawsuits have been filed in New Jersey and Delaware against IDT, Net2Phone and Net2Phone’s directors (including one of Net2Phone’s executive officers) seeking to enjoin IDT from acquiring the Shares and to recover unspecified damages.

•	On June 27, 2005, the last trading day before IDT announced its intention to commence its tender offer, the intraday trading price of the Shares reached a historic low of $1.37 per Share. See the first bullet point under “—Other Factors to Consider Before Tendering Your Shares — Market Considerations” and “The Offer — Section 6. Price Range of Shares; Dividends.”

As noted below under “—Valuation of Net2Phone,” none of them considered the historical trading prices of Net2Phone, which were as high as $4.16 per share in the year prior to commencement of the Offer, of relevance, because these historical prices did not give effect to the subsequent decline in Net2Phone’s operating results and continuing cash burn. For similar reasons, none of them gave weight to the $4.50 and $3.25 per share prices that IDT paid for Net2Phone shares in November 2003 and March 2005 (based upon a July 2004 valuation), respectively, as described below under “—Other Factors to Consider Before Tendering Your Shares.”

Each of them based its determination that the Offer is procedurally fair to the unaffiliated stockholders of Net2Phone on the following factors:

•	The Independent Committee has acted on behalf of Net2Phone in considering and evaluating IDT’s proposal to acquire the publicly held Shares, and IDT understands that the Independent Committee will consider, evaluate and the determine the position to be taken by Net2Phone in respect of the Offer.

•	Since IDT first announced its intention to make an offer for the publicly held Shares, the Independent Committee and its advisors have had over four months to consider IDT’s proposal, including through participation in numerous meetings and communications with representatives of IDT.

•	The Independent Committee consists of Net2Phone directors who are not officers or employees of Net2Phone or IDT and who are independent of Net2Phone and IDT.

•	The Independent Committee has retained its own legal and financial advisors.

•	IDT has not participated in, or have any influence over, the deliberative process of, or the conclusions reached by the Independent Committee.

•	Each Net2Phone stockholder can individually determine whether to tender his/her Shares pursuant to the Offer.

•	The Offer is subject to the non-waivable Majority of the Minority Condition.

•	The transaction is structured to include a first step cash tender offer for any and all Shares not beneficially owned by IDT, thereby enabling Net2Phone stockholders who tender their Shares to receive promptly $2.05 net per Share in cash. Also, the Offer is not coercive to Net2Phone stockholders because any Net2Phone stockholders who do not tender their Shares in the Offer will also receive the same consideration of $2.05 net per Share in cash in the subsequent Merger as those Net2Phone stockholders who tendered their Shares in the Offer.

Each of them also considered the fact that Net2Phone stockholders who do not tender in the Offer will receive payment for their Shares in the Merger. Each of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates believes that the $2.05 net per Share in cash without interest to be received by these non-tendering Net2Phone stockholders is financially and procedurally fair to such stockholders as well. Each of them based their conclusion on the reasons set forth above and on the following additional considerations:

•	if the Offer is consummated, IDT has committed to effect the Merger so that, under all circumstances, if we acquire Shares in the Offer, at the conclusion of the transaction, Net2Phone will become wholly owned by IDT, with the per Share consideration payable in the Merger being the same as the per Share consideration paid in the Offer;

•	Net2Phone stockholders remaining at the time of the Merger who were Net2Phone stockholders at the time of the Offer will have had the opportunity to have tendered their Shares in the Offer; and

•	Net2Phone stockholders at the time of the Merger who are dissatisfied with the Offer Price will be able to pursue appraisal rights.

Each of them also considered the delay that Net2Phone stockholders at the time of the Merger may experience in receiving consideration for their Shares, as compared to stockholders who receive consideration for their Shares in the Offer. This would happen if we consummated the Offer but waived the 90% condition, so that we were unable to effect the Merger via a short-form merger. Each of them believes that the Offer and the Merger are nonetheless fair to these stockholders, who will either have had the opportunity to have tendered their Shares in the Offer or will have purchased their Shares following the Offer knowing of these circumstances.

Each of their views as to the substantive and procedural fairness of the Offer to Net2Phone stockholders should not be construed as a recommendation to any stockholder as to whether or not that stockholder should tender such stockholder’s Shares in the Offer.

Valuation of Net2Phone

IDT values Net2Phone based upon Net2Phone’s working capital, the historical performance of its two historical business segments, NGS and NCT, corporate expense and the value of Net2Phone’s net operating loss carry-forwards (“NOLs”), in each case as of or for the fiscal year ended July 31, 2005, and the value of the company’s Netspeak patent portfolio. IDT understands that the Net2Phone Board has recently approved a reorganization of its business lines, such that NGS and NCT will no longer qualify for segment reporting under GAAP. IDT continues to believe, however, that the business of Net2Phone is best analyzed by separately evaluating the NGS and NCT businesses.

Per share calculations are based upon 48,686,000 shares of Common Stock and 28,912,000 shares of Class A Common Stock outstanding as of July 31, 2005, as reported in Net2Phone’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005. Also, IDT understands that Net2Phone has issued since July 31, 2005 an additional 1.2 million shares of Common Stock, which would correspondingly reduce the valuation of Net2Phone on a per share basis. In the following presentation, all figures, except per share numbers, are in thousands. IDT has based its valuation in part on segment income, which is similar to the concept of EBITDA, because it believes that EBITDA multiples analysis is an accepted valuation methodology commonly used by financial analysts.

Net2Phone announced on November 17, 2005 that it received a payment of $18.8 million from Altice One in connection with the termination of its agreements with Net2Phone, and that it may have a claim against Altice One for an additional $29 million. Also, as evidenced by its announced results for its fiscal quarter ended October 31, 2005, Net2Phone has continued to experience significant cash burn in the first quarter of fiscal 2006 and that, at October 31, 2005, Net2Phone’s cash balances were approximately $8.9 million lower than at July 31, 2005. IDT performed its valuation analysis as of July 31, 2005 and has not taken these developments into account. For the reasons states in the letter dated November 22, 2005 of Ira Greenstein to James Mellor, reproduced above under “Special Factors — Section 1. Background of the Offer,” IDT does not believe that the Altice One developments should have a material effect on the valuation of Net2Phone.

Working Capital

IDT based its working capital estimate on the numbers reported by Net2Phone in its Annual Report on Form 10-K for the fiscal year ended July 31, 2005.

Current assets	$109,406
Current liabilities	(45,494)

Working capital	$63,912
Per share	$0.83

NGS

IDT values the NGS business based upon the reported segment income for NGS in fiscal 2005. Segment income is presented by Net2Phone before deduction for depreciation and amortization. Net2Phone does not have any material interest expense and, because of its losses, does not pay income tax, so that segment income is similar to the quantity commonly referred to as EBITDA, which is a non-GAAP measure of cash derived from or used in a business. IDT notes that segment income of $3,739 in fiscal 2005 compares with segment income of $5,161 in fiscal 2004, a reduction of approximately 28%.

Segment income (EBITDA)	$3,739
EBITDA multiples of 4x – 5x	$14,956 – 18,695
Per share	$0.19 – 0.24

EBITDA multiples are based on a comparison with multiples in the telecommunication industry generally, adjusted downward for the weakness in the wholesale sector, and on the recent acquisition of Teleglobe International Holdings Ltd., a wholesale VoIP provider, by Videsh Sanchar Nigam Ltd. (VSNL).

NCT

In its best case analysis, IDT attributes no value to the NCT business of Net2Phone. In this regard, IDT notes that:

•	the NCT subscriber build and revenues have been consistently disappointing and well below projections provided to IDT earlier in the year, continuing a multi-year trend of failing to achieve projected results;

•	the NCT business had negative segment income, before deduction for depreciation and amortization, of $16,171, $9,306 and $7,202 in fiscal years 2005, 2004 and 2003, respectively; and

•	total cash burn, including capital expenditures, for fiscal years 2005, 2004 and 2003 was $25,287, $11,787 and $9,547, respectively.

Under a more pessimistic analysis, IDT would associate a value of negative $0.50 per share to the NCT business because of IDT’s assessment of the cumulative cash burn of NCT in the years 2006 through 2009. In IDTs view, the cumulative negative cash flow during this period could be as high as $40,000 — or approximately $0.51 per share — with no certain prospect that the segment would ever become cash flow positive. IDT notes that NCT had a cash burn, including capital expenditures, of approximately $20,000 in the second half of fiscal year 2005 and approximately $45,000 in fiscal years 2003 to 2005 in the aggregate. The NCT business is also exposed to the continuing risk that, as its cable customers grow or are purchased by larger market players, they will acquire alternative telephony capabilities and abandon their relationships with Net2Phone. It is possible that Net2Phone could determine to liquidate the NCT business in order to stem its continuing cash burn. IDT is unable to calculate the costs of such a liquidation, which could result in expense of less than $0.50 per share.

Net Operating Loss Carry-Forwards

As of July 31, 2005, Net2Phone had NOLs for federal income tax purposes of approximately $564,800 expiring through 2025. Assuming that an acquirer of Net2Phone could fully utilize these NOLs over their available life and using a discount rate of 6% to value future use of the NOLs, IDT estimates the value of these NOLs at between $9,660 and $21,760, or $0.12 to $0.28 per share, depending on the deemed fair value of the Net2Phone stock. IDT does not believe that it would be in a position to use any of the Net2Phone NOLs in the foreseeable future, and would recognize no value from the NOLs in an acquisition by IDT of the publicly held Shares.

Corporate Expense

Net2Phone experienced corporate expense of $7,492, $7,928, and $7,700 in fiscal years 2005, 2004 and 2003, respectively. IDT does not believe that all of this corporate overhead could be eliminated in an acquisition, and has assumed that 25% of these expenses would remain. Using multiples similar to those used to evaluate the NGS business, IDT values corporate expense at between $7,707 and $9,633 or $0.10 to $0.12 per share.

Value of Netspeak Portfolio

IDT believes, based on a preliminary evaluation of the patents in the portfolio and available competing technologies, that the value of the Netspeak portfolio is at this time speculative. While the intellectual property legal services agreement was in effect with Net2Phone, IDT received two third party offers to acquire the Netspeak portfolio in the amounts of $10,000 and $12,500. IDT also received a non-binding expression of interest from a third party to establish a joint venture to monetize the Netspeak portfolio, in which the third party would loan $100,000 to the joint venture and would also receive a share of the revenues from the portfolio. In these circumstances and given the lack of certainty that any value can be placed on these patents, IDT ascribes a value to the patents, based upon the third party bids, of between $0.13 and $0.16 per share.

Total Value Per Share

On the basis of the foregoing analysis, IDT attributes a per share value of between $0.64 and $1.41 to the Common Stock, as summarized below. Even at the high end of the range, this valuation is significantly below the Offer Price.

	High	Low
Working capital	$0.83	$0.83
NGS business	0.24	0.19
NCT business	—	(0.50)
NOLs	0.28	0.12
Corporate expense	(0.10)	(0.12)
Netspeak portfolio	0.16	0.13

Total	$1.41	$0.64

Alternative Valuation Methodologies

IDT has not performed a discounted cash flow analysis for Net2Phone, because such a forward-looking analysis would necessarily be based on the projections of Net2Phone management which IDT deems unreliable. This is particularly so with respect to the NCT business, as the company has consistently failed to achieve management’s projections for this business even in the near term. For example, in its September 2004 projections presented to IDT, Net2Phone projected that it would show for fiscal year 2005 revenues and EBITDA for its Net2Phone Global Services business of $87,800 and $5,400, respectively. Actual numbers were $76,300 and $3,700. Net2Phone also at the time projected $9,400 in revenues for its Net2Phone Cable Telephony business for fiscal year 2005. Actual revenues were $2,400. In February 2005, Net2Phone projected that NCT would have revenues for the second half of fiscal year 2005 of $4,600. Actual second half revenues for this segment were $1,800. Finally, the most recent projections of Net2Phone management were not made available to IDT, despite IDT’s request that they be provided.

IDT did not perform a comparable company analysis, because it has not identified any publicly traded companies for which such a comparison would be meaningful, for Net2Phone as a whole, and does not believe that such companies exist. IDT is unaware of any public company that provides cable and other broadband operators with telephony infrastructure similar to the Net2Phone Cable Telephony business. The Net2Phone Global Services business is an amalgam of six individual business whose total revenue was $76,322 in fiscal year 2005. It would not be appropriate to compare Net2Phone to any of the major public telecommunications carriers that are many, many times larger than Net2Phone and have large, traditional telecom operations. Aside from Teleglobe, which IDT has considered and referred to above, the only other possible candidates for comparison would be Primus Telecommunications Group Inc., which IDT does not consider relevant because of its predominant voice communications business, and iBasis, Inc., which has had revenue growth of 50% over the past several years in contrast to Net2Phone’s dismal five-year history of declining revenues. IDT also did not perform an analysis based upon the historical prices of the Common Stock in the periods prior to the announcement of the Offer because, in the view of IDT management, the continuing deterioration in Net2Phone’s operating performance and cash drain makes such an analysis of questionable significance. At July 31, 2005, Net2Phone had a book value of $1.23 per Share, which is less than the Offer price, although IDT did not consider book value per Share to be relevant to the valuation analysis presented in this Section.

Other Factors to Consider Before Tendering Your Shares.

In determining whether or not to tender your Shares, you should consider the factors described below, in addition to the matters described above in this Section, as well as the other factors identified in this Offer to Purchase.

Market Considerations

•	The Common Stock has traded as high as $4.16 per share within the last year, and at one point in 1999 traded at over $80.00 per share. The average closing prices per share of the Common Stock for the 30-day, 60-day, 90-day, 120-day and one-year periods prior to June 28, 2005, the last trading day prior to the date IDT announced its intention to make the Offer, were $1.54, $1.60, $1.66, $1.75 and $2.78 respectively.

•	In November 2003, Net2Phone issued 14 million Shares, including 1.25 million Shares sold to each of IDT and Liberty Media, in an underwritten public offering at $4.50 per share.

•	On March 8, 2005, pursuant to an agreement dated as of December 15, 2004, IDT exchanged 3,754,479 shares of its Class B common stock for 1,250,000 shares of Common Stock held by Liberty Media as well as Liberty Media’s membership interest in NTOP Holdings, L.L.C, which is the beneficial holder of 28,896,750 shares of Class A Common Stock. The implied per Share value in the transaction was approximately $3.25. The exchange ratio was based on the respective market prices of the Common Stock and IDT Class B common stock on July 29, 2004, the date on which IDT entered into preliminary negotiations with Liberty Media regarding the transaction. On that date, the per share closing price of the Common Stock on NASDAQ was $3.33.

•	Because IDT, mainly through its holdings of Class A Common Stock, controls approximately 56.23% of the vote of Net2Phone, it is possible that the market price for the Common Stock includes a “minority discount,” so that the market price does not reflect the inherent value of Net2Phone’s assets and businesses.

•	Because IDT controls a majority of Net2Phone’s outstanding voting power and has announced that it is unwilling to sell its interest in Net2Phone to a third party, there can be no effective “market check” on the Offer. It is highly unlikely that any third party would bid for Net2Phone in these circumstances and, since IDT first announced its intention to make the Offer at the end of June, no third party has come forward with a competing offer.

Valuation Issues Generally

•	IDT understands that the Independent Committee received a preliminary valuation of Net2Phone that is higher than the Offer Price. IDT disputes any such valuation of Net2Phone in this range, in part because IDT understands that it is based on Net2Phone management projections and Net2Phone has consistently failed to achieve its management’s projections.

•	Despite substantial investment in its infrastructure, the NCT business has made only minor inroads into the addressable subscriber market identified by Net2Phone management, suggesting that only modest additional market penetration could materially enhance the margins and operating performance of this business. It is uncertain, however, whether or not Net2Phone can in fact achieve this penetration and whether management’s market identification is realistic.

•	Net2Phone is in the process of reorganizing its management team and business lines with the effect of integrating its NGS and NCT businesses. Net2Phone management has suggested that cost savings and synergies will result from this integration.

•	There has recently been substantial market interest in providers of Internet telephony services, possibly suggesting that a sale of Net2Phone could arouse similar interest. In particular, eBay has recently announced an acquisition of Skype for between $2.6 billion and $4.1 billion. Vonage raised approximately $200 million in a private equity offering in May 2005 and is reportedly considering a sizeable initial public offering. However, IDT believes that the Skype and Vonage situations are not comparable to Net2Phone’s circumstances, primarily because these companies have spent considerable sums on securing their subscriber bases, which are considerably larger than the subscriber base of Net2Phone.

•	Although IDT believes that its valuation of Net2Phone presented above in this Section is well-founded, based upon its familiarity with Net2Phone’s operations and its knowledge as an active industry participant in the telecommunications business, IDT did not retain an independent investment banking firm or other valuation concern to perform an appraisal of the business or the assets of Net2Phone, including its intellectual property assets.

•	IDT’s valuation of Net2Phone did not include any control premium. IDT does not believe that such a premium is appropriate, since IDT, mainly through its ownership of the Class A Common Stock, presently controls a majority of the outstanding voting power of Net2Phone.

•	In its fiscal year ended July 31, 2005, Net2Phone had selling, general and administrative expenses of approximately $47 million on revenues of approximately $79 million, suggesting that there is substantial room to reduce costs. It is unclear, however, whether such reduction could be accomplished on a stand-alone basis without adversely effecting Net2Phone’s operations and prospects.

•	Net2Phone has made a claim for an additional payment of $29 million from Altice One in connection with the termination of the Altice One contracts announced by Net2Phone on November 17, 2005. Net2Phone is in discussions with Altice One concerning its claim, and it is possible that Net2Phone at some time in the future could receive all or part of the amount claimed. On the other hand, the termination of the Altice One contracts represents the loss of a significant portion of Net2Phone’s existing subscriber base in Europe.

Valuation of Net2Phone’s Intellectual Property

•	IDT understands that the independent appraiser retained by the Independent Committee to evaluate Net2Phone’s intellectual property, and in particular its Netspeak patent portfolio, has provided a preliminary valuation for the portfolio that is substantially higher than the value placed upon the portfolio under IDT’s valuation analysis. Based on IDT’s own preliminary evaluation of the Netspeak patent portfolio, IDT believes that any current valuation of the portfolio, other than as provided under “— Valuation of Net2Phone” above, is entirely speculative.

•	A report on the Netspeak patent portfolio prepared by persons who at the time were employees of IDT concluded that the VoIP industry provides a potential of $1 billion in licensing revenue opportunity over the life of the patents. If correct, this assessment would support a present valuation of the Netspeak portfolio at or above the preliminary value suggested by the independent appraiser retained by the Independent Committee. IDT management believes that the conclusions reached in the report are not supported by market facts and has never adopted this report. Among other things, IDT management believes that the authors of the report, who had hoped to profit personally from arrangements with IDT regarding the portfolio, did not appropriately consider the impact of currently competing technologies on the monetization of the portfolio or appreciate that the possibility of ever achieving any revenue from exploitation of the portfolio was entirely speculative. As discussed under “— Valuation of Net2Phone” above, based upon a preliminary technical and market analysis performed by IDT, IDT management believes that the potential for monetization of the Netspeak portfolio remains speculative at this time.

•

As described under “Special Factors — Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT,” IDT and Net2Phone entered into an intellectual property legal services agreement in 2003, pursuant to which IDT would provide funding and services, including with respect to the exploitation of the Netspeak patent portfolio, in return for a percentage of the licensing fees realized from the portfolio, as well as a monthly servicing fee. This agreement was terminated by the Independent Committee in April 2005, but the parties continued to negotiate over the terms of a servicing and fee sharing arrangement, and IDT maintains that Net2Phone has made a binding commitment to enter into such an arrangement with respect to the Netspeak portfolio. While inferences may be drawn from these circumstances as to the value attributed by IDT to the Netspeak portfolio, IDT management has not made a determination as to the value of the portfolio, has not made any material investment to date in preliminary efforts to monetize the portfolio, has no present plans for the monetization of the portfolio and believes that any attempt at this time to place a value on the portfolio, other than as provided under “—Valuation of Net2Phone” above, is entirely speculative.

Certain Allegations Against IDT

Plaintiffs in the pending litigation who are seeking to challenge the Offer have made various allegations, including those noted below.

•	It has been alleged that IDT and its chairman, Howard Jonas, have a history of buying companies at below their market prices, and that IDT wrongfully made its initial offer at a time when the Shares were trading at a historically low value and ratio to the market price of IDT common stock. IDT rejects the allegation. In this regard, IDT believes that the downward trend in the market price for the Shares has resulted from a decline in Net2Phone’s business. As indicated above under “—Valuation of Net2Phone,” IDT believes that the fair value of Net2Phone is either at or below the market price for the Shares at the time that IDT initially announced its offer.

•	It has been alleged that, because of the conflicts to which the Net2Phone Board and Net2Phone management are subject, Net2Phone is unable to act free of the influence of IDT, including in connection with the Offer. Specifically, Howard Jonas, chairman of the IDT Board, and James Courter, IDT’s chief executive officer, both serve on the Net2Phone Board, and Mr. Jonas is its vice-chairman; Stephen Greenberg, chairman of the Net2Phone Board, receives compensation for services performed for IDT; Liore Alroy, chief executive officer of Net2Phone, was formerly a senior vice president of IDT; Harry C. McPherson, Jr., a director of Net2Phone, is a partner in the law firm of Piper Rudnick LLP, which performs services for IDT; and James Mellor and Marc Oppenheimer, both of whom serve on the Independent Committee, were in the past directors of IDT. IDT rejects this allegation. In this regard, IDT believes that the record of performance of the Independent Committee and its advisors clearly demonstrates that the Independent Committee, which has acted on behalf of Net2Phone throughout the process, has acted free of influence from IDT.

•	It has been alleged that because of IDT’s domination and control of the business and affairs of Net2Phone, and because certain officers of IDT hold executive and director positions with Net2Phone, IDT is in possession of private and confidential information concerning Net2Phone that renders the Offer inherently unfair. IDT rejects this allegation. In this regard, IDT believes that it has disclosed all material information in its possession relevant to the fairness of the Offer and the Offer price.

•	It has been alleged that, because of the numerous relationships between IDT and Net2Phone referred to above and under “Special Factors — Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT,” the review of the Offer by the Independent Committee could not be fair. IDT rejects this allegation for the reason stated above regarding the work of the Independent Committee.

As noted above, IDT, the Independent Committee and the plaintiffs have executed a memorandum of understanding providing for the settlement of the stockholder litigation. See “Special Factors — Section 1. Background of the Offer — Certain Litigation.”

4.	Purpose and Structure of the Offer and the Merger; Reasons of IDT for the Offer and the Merger; Alternatives to the Offer.

IDT is seeking to acquire the entire equity interest in Net2Phone. The Offer, as the first step in the acquisition of Net2Phone, is intended to facilitate the acquisition of Net2Phone. The purpose of the second-step merger of NTOP Acquisition, a wholly-owned subsidiary of IDT, with Net2Phone is for IDT to acquire all of the shares of Common Stock and Class A Common Stock not already owned by IDT or its subsidiaries or tendered and purchased pursuant to the Offer. If the Offer is successful, IDT intends to consummate the second-step merger as promptly as practicable.

We beneficially own, and will continue to beneficially own following consummation of the Offer, at least 90% of the outstanding shares of Class A Common Stock. If we beneficially own 90% or more of the outstanding shares of Common Stock following consummation of the Offer, we intend to consummate the second-step merger as a “short-form” merger pursuant to Section 262 of the DGCL. In this case, neither the approval of any holder of shares of Common Stock nor the approval of the Net2Phone Board would be required. Upon consummation of the second-step merger, Net2Phone would become a wholly-owned subsidiary of us. To the extent we can reach the 90% threshold by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so.

If IDT waives the 90% condition and consummates the Offer even though it will own, directly and indirectly, less than 90% of the outstanding shares of Common Stock following the consummation of the Offer, IDT intends to cause the Net2Phone Board following the Offer to submit the second-step merger to Net2Phone’s stockholders for approval in accordance with the DGCL. It should be noted, however, that in these circumstances the Net2Phone Board will be required to make a determination as to the fairness of the Merger and could be required to demonstrate that the Merger was both substantively and procedurally fair to the unaffiliated stockholders of Net2Phone. Upon consummation of the Offer, IDT will have sufficient voting power to ensure approval of the second-step merger without the affirmative vote or consent of any other Net2Phone stockholder. See “The Offer — Section 12. Conditions to the Offer.”

Pursuant to Net2Phone’s Amended and Restated By-Laws, for so long as IDT beneficially owns between 15% and 85% of the outstanding voting power of Net2Phone, with certain exceptions, any transaction between Net2Phone and IDT and its affiliates, including a merger, requires the approval of a majority of Net2Phone’s disinterested directors. If the Majority of the Minority Condition is satisfied but the 90% condition is not satisfied, it is possible that IDT could beneficially own less than 85% of the voting power of Net2Phone. In such circumstances, IDT could obtain approval for the Merger from a majority of the existing disinterested Net2Phone directors. Alternatively, IDT would have the voting power to either elect disinterested directors to the Net2Phone Board who would intend to approve the Merger, or amend the Net2Phone By-Laws to eliminate the disinterested director approval requirement. IDT has presently made no determination regarding the course of action that it would take in these circumstances. In all cases, however, if the Offer is consummated, IDT commits to effect the Merger, with the consideration payable in the Merger being the same as the consideration paid in the Offer.

Reasons of IDT for the Offer and the Merger

At meetings of the IDT Board held on June 28, 2005, September 6, 2005 and November 8, 2005, the IDT Board determined that the acquisition of the Shares not already beneficially owned by IDT was the most advantageous manner to preserve the value of IDT’s investment in Net2Phone.

In reaching its decision to make the Offer, the IDT Board, in consultation with IDT management, considered the following material factors:

•	the matters described under “Special Factors — Section 3. Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger;”

•	the fact that IDT is Net2Phone’s single largest stockholder, beneficially owning approximately 40.19% of Net2Phone’s outstanding equity on an as-converted basis;

•	the continuing decline in the performance of the Net2Phone Global Services business, which has now experienced five consecutive quarters of declining revenue;

•	the steady cash burn of the Net2Phone Cable Telephony business and IDT’s doubts regarding whether, in its current configuration, this business will ever become cash-flow positive or achieve operational profitably;

•	the concern that at Net2Phone’s current cash burn rate, the company could deplete its cash and experience liquidity constraints within the next two to three years;

•	Net2Phone’s continuing failure to meet its operating projections, particularly with respect to its NCT business;

•	the continuing decline in the price of the Shares, which had traded as low as $1.37 per share before IDT’s announcement of its intention to make the Offer;

•	the fact that Net2Phone’s deteriorating performance has occurred despite repeated changes in management over the past five years;

•	the belief that Net2Phone’s operations would benefit from the substantial management experience, business relationships and size of IDT’s Telecom unit if the businesses of Net2Phone and IDT Telecom, Inc., a subsidiary of IDT, were combined;

•	the belief that there may be significant advantages to offering full-service, integrated services to customers in the intensely competitive telecommunications industry;

•	the belief that a combination of the businesses of Net2Phone and IDT would result in substantial savings of operating costs that currently burden Net2Phone;

•	the belief that the combined businesses of Net2Phone and IDT would benefit from synergies in marketing, technology, and research and development opportunities, including public company costs such as legal, auditing, accounting and other expenses involved in the preparation, filing, and dissemination of annual and other periodic reports, as well as compliance with the provisions of the Sarbanes-Oxley Act and the regulations resulting form that law;

•	the operational interlocks already in place between the two companies, as described under “Special Factors — Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT,” and IDT management’s exiting familiarity with Net2Phone’s business and strategic issues;

•	the approximately $77 million of unrestricted cash, cash equivalents and securities on Net2Phone’s balance sheet as of July 31, 2005;

•	IDT’s ability to control the development of Net2Phone’s intellectual property portfolio, particularly with regard to Internet telephony, if Net2Phone were wholly owned by IDT; and

•	the alternative of IDT’s selling its interest in Net2Phone to a third party, either alone or in the context of a sale of the entire company, and the belief of IDT management that IDT would be more likely to maximize the value of its Net2Phone investment through ownership of the entire company, rather than through a sale to a third party.

Alternatives to the Offer

As described under “Special Factors — Section 1. Background of the Offer,” the IDT Board also considered offering IDT Class B common stock in exchange for the Shares. However, the IDT Board ultimately determined not to proceed with a stock-for-stock offer. In this regard, the IDT Board and IDT management believe that the market price for the IDT Class B common stock, at current trading levels, substantially undervalues the business and assets of IDT. On September 6, 2005, IDT made an offer for a stock-for-stock exchange at the prior week’s average per share closing price for its Class B common stock on the New York Stock Exchange. Upon subsequent declines in that market price and approaches to the Independent Committee, IDT was led to understand that the Independent Committee was not likely to agree to a valuation of the IDT stock in a stock-for-stock tender offer that was not pegged to current trading prices. In the view of IDT, a stock-for-stock offer based upon a valuation of IDT stock at current market levels would be unfairly dilutive to IDT’s existing stockholders. The IDT Board took into consideration the fact that a cash offer would necessarily be taxable to Net2Phone stockholders, while it was possible that a stock-for-stock offer might be structured in a manner that would result in the stock consideration being tax free to Net2Phone stockholders. The IDT Board did not believe that this factor was sufficient to justify a stock offer for the Shares.

Also, as described above under “Special Factors — Section 1. Background of the Offer,” IDT briefly considered a combination of IDT Telecom and Net2Phone, but did not take any substantial steps to pursue such a transaction because of its potential complexity, valuation concerns and issues with the business of Net2Phone.

5.	The Merger; Plans for Net2Phone After the Offer and the Merger; Certain Effects of the Offer.

As a result of the Offer, the direct and indirect interest of IDT in Net2Phone’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, IDT’s indirect interest in such items will increase to 100%, and IDT and its subsidiaries that may hold a portion of such interest will be entitled to all benefits resulting from that interest, including all income generated by Net2Phone’s operations and any future increase in Net2Phone’s value. IDT will also bear the risk of losses generated by Net2Phone’s operations and any decrease in the value of Net2Phone after the Merger. Upon consummation of the Merger, Net2Phone will become a privately held corporation. Accordingly, former stockholders of Net2Phone will not have the opportunity to participate in the earnings and growth of Net2Phone after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Net2Phone will not face the risk of losses generated by Net2Phone’s operations or decline in the value of Net2Phone after the Merger. Upon consummation of the Merger, IDT’s direct and indirect equity interest in Net2Phone would increase from approximately 40.19% to 100%. Based on Net2Phone’s results for its fiscal year ended July 31, 2005, and assuming consummation of the Merger as of July 31, 2005, this increase would have resulted in IDT’s beneficial interest in Net2Phone’s net book value and net losses increasing by approximately $84.829 million and approximately $28.137 million, respectively. IDT anticipates that following consummation of the Merger, the Net2Phone Board will be reconstituted as would be customary for a wholly-owned subsidiary of a public company.

Except as otherwise described in this Offer to Purchase, we have no current plans, proposals or negotiations which relate to or would result in:

•	an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving Net2Phone;

•	any purchase, sale or transfer of a material amount of assets of Net2Phone;

•	any material change in Net2Phone’s present dividend rate or policy;

•	any change in the Net2Phone Board, Net2Phone management or any change in any material term of the employment contract of any executive officer of Net2Phone; or

•	any other material change in Net2Phone’s corporate structure or business.

In connection with the Offer and the Merger, we expect to review Net2Phone and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of IDT and Net2Phone. We expressly reserve the right to make any changes that we deem necessary or appropriate in light of our review or future developments. In addition, we regularly review acquisition opportunities in the telecommunications industry and may pursue such opportunities when appropriate.

The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined below) for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, a U.S. Holder who holds the Shares as capital assets will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Payment of proceeds may be subject to information reporting and U.S. federal backup withholding tax if the holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. U.S. Holders of Net2Phone employee stock options will be entitled to the receipt of a cash payment with respect to each Share subject to such an option. This cash payment will be taxable to the U.S. Holders of the stock options as ordinary income. U.S. Holders of restricted Shares will receive a cash payment at the time of the Merger. This cash payment will be taxable to the U.S. Holders of the restricted stock as ordinary income unless the recognition of ordinary income was accelerated through an 83(b) election (in which case any increase or decrease in value of the Shares of restricted stock over any U.S. Holder’s tax basis in such Shares will be treated as a capital gain or loss at the time the Shares of restricted stock are exchanged for the cash payment). In general, any income recognized as ordinary income by an employee of Net2Phone in connection with the cancellation of stock options and/or the exchange of restricted stock will be subject to withholding for applicable income and employment taxes. See “The Offer — Section 5. Material U.S. Federal Income Tax Considerations.”

6.	Conduct of Net2Phone’s Business if the Offer is Not Completed.

If the Offer is not completed because the Majority of the Minority Condition or any other condition is not satisfied or waived (to the extent waivable), IDT expects that Net2Phone’s current management will continue to operate Net2Phone’s business substantially as presently operated. However, IDT anticipates that if the Offer is not completed, IDT will re-evaluate the ownership structure and capital management policies of Net2Phone. In particular, IDT may consider, among other things:

•	engaging in open market or privately negotiated purchases of Shares to increase IDT’s aggregate beneficial ownership of the Shares to at least 90% of the outstanding Shares, and then effecting a short-form merger; or

•	keeping outstanding the public minority interest in Net2Phone, in which case the public stockholders of Net2Phone would receive no cash for their Shares and would bear the risk that the trading price per Share could decline to a price that is less than the Offer Price.

If IDT were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Net2Phone to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any alternative transaction in which the public stockholders of Net2Phone dispose of their Shares may result in proceeds per Share that are more than, less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by Net2Phone’s public stockholders.

7.	Appraisal Rights.

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who:

•	does not tender his or her Shares in the Offer and holds Shares at the closing of the Merger;

•	does not wish to accept the consideration to be paid in the Merger (the “Merger Consideration”); and

•	complies with the procedures provided for in Section 262 of the DGCL (“Section 262”),

will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time.

The following summarizes provisions of Section 262 regarding appraisal rights that would be applicable in connection with the Merger. This discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached as Schedule A to this Offer to Purchase.

Notification of Closing of the Merger. The obligations of Net2Phone to notify stockholders of their appraisal rights will depend on the how the Merger is effected. If a meeting is held to approve the Merger, Net2Phone will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, Net2Phone will be required to send a notice that the Merger has become effective to each stockholder that has delivered to Net2Phone a demand for appraisal prior to the vote and that has not voted in favor of the Merger. If the Merger is consummated through a short-form procedure or action by written consent in lieu of a meeting, Net2Phone will be required to send a notice within 10 days after the Merger to all record holders of Net2Phone stock at the time of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262.

Electing Appraisal Rights. The manner of exercising appraisal rights will also depend on how the Merger is effected. If a meeting is held to approve the Merger, a written demand for appraisal rights must be delivered to Net2Phone prior to the vote. If the Merger is consummated through a short-form procedure or action by written consent in lieu of a meeting, a record holder of the Shares must, within 20 days after the date Net2Phone mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Net2Phone. In either case, the demand must reasonably inform Net2Phone of the identity of the holder of record and that the holder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: Net2Phone, Inc., 520 Broad Street, Newark, NJ 07102 Attn: Corporate Secretary.

Only Record Holders May Demand Appraisal Rights. Only a record holder of Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of that beneficial owner’s interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Net2Phone stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed. Within 120 days after the closing of the Merger, Net2Phone or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. We will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law. Within 120 days after the closing of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal of rights may make a written request to receive from Net2Phone a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. Net2Phone will be required to mail these statements within ten days after it receives a written request.

Appraisal Proceeding by Delaware Court. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The Court will appraise the Shares owned by the stockholders and determine their fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition,

Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the stockholders entitled to appraisal. The value determined by the Court for the Shares could be more than, less than, or the same as the Merger Consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The Court may determine the costs of the appraisal proceeding and allocate them to the parties as the Court determines to be equitable under the circumstances. The Court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Shares entitled to appraisal.

Several decisions by the Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to other stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties.

Loss, Waiver or Withdrawal of Appraisal Rights. Holders of Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the closing of the Merger. A stockholder will also lose the right to an appraisal by delivering to Net2Phone a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the closing of the Merger requires Net2Phone’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the Merger Consideration, without interest.

Dismissal of Appraisal Proceeding. If an appraisal proceeding is timely instituted, this proceeding may not be dismissed without the approval of the Court as to any stockholder who has perfected a right of appraisal.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event, a former holder of Shares will be entitled to receive Merger Consideration which is the same as the Offer Price).

8.	Rule 13e-3.

Because each of IDT and each of the Individual 13e-3 Affiliates is an affiliate of Net2Phone, the transactions described in this Offer to Purchase constitute a “going-private” transaction as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3 requires, among other things, that certain financial information concerning Net2Phone, and certain information relating to the fairness of the Offer, the Merger and the consideration being offered to Net2Phone stockholders (other than IDT and its affiliates), be filed with the SEC and disclosed to Net2Phone stockholders (other than IDT and its affiliates) prior to consummation of the Merger. We have provided this information in this Offer to Purchase.

9.	Security Ownership of Certain Beneficial Owners.

The table below sets forth certain information with respect to the Common Stock beneficially owned by:

•	IDT; and

•	each of the directors and executive officers of each of IDT and NTOP Acquisition.

The security ownership information in the table below is given as of November 1, 2005 and, in the case of percentage ownership information, is based on 78,802,804 shares of Common Stock outstanding as of such date (including 1,002,998 restricted shares of Common Stock and assuming conversion of the 28,909,500 shares of Class A Common Stock outstanding as of such date into shares of Common Stock on a one-for-one basis). As of the date of this Offer to Purchase, neither NTOP Acquisition nor any director or executive officer of IDT or

NTOP Acquisition, except as listed in the table below, beneficially owns any shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC. Each share of Class A Common Stock is presently convertible into one share of Common Stock.

Unless otherwise noted in the footnotes to the table, to the best of our knowledge, the persons named in the table have sole voting and investing power with respect to all Shares indicated as being beneficially owned by them.

The address of each person listed in the table is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07102.

Holder	Number of Shares of Common Stock		Percentage of Ownership of Common Stock
IDT Corporation	31,670,548	(1)	40.19%
Howard S. Jonas†§	31,670,548	(2)	40.19%
James A. Courter†§	31,751,852	(3)	40.25%
Stephen R. Brown†§	87,180	(4)	*
Morris Berger§	80,000	(4)	*
Joyce J. Mason†§‡♦	50,600	(4)	*
Marc E. Knoller†§	48,300	(4)	*
Morris Lichtenstein§‡♦	34,110	(4)	*
Kathleen Timko§	9,200	(4)	*
Jack F. Kemp†	1,000	(4)	*

*	Less than 1%.
†	Director of IDT.
§	Executive Officer of IDT.
‡	Director of NTOP Acquisition.
♦	Executive officer of NTOP Acquisition.
(1)	Consists of 28,896,750 shares of Class A Common Stock held by NTOP Holdings, L.L.C., of which IDT beneficially owns all of the membership interests, and 2,773,798 shares of Common Stock held by other subsidiaries of IDT. NTOP Holdings L.L.C. has sole dispositive and voting power over 9,996,750 shares of Class A Common Stock and shared dispositive and voting power over 18,900,000 shares of Class A Common Stock; IT Stock, LLC has sole voting and dispositive power over 18,900,000 shares of Class A Common Stock; and IDT Domestic-Union, LLC, IDT Investments Inc., IDT Nevada Holdings, Inc., IDT Domestic Telecom, Inc. and IDT Telecom, Inc. each have shared dispositive power and sole voting power over 28,896,750 shares of Class A Common Stock. Each of these other entities is wholly owned, directly or indirectly, by IDT.
(2)	Consists of 28,896,750 shares of Class A Common Stock held by IDT through NTOP Holdings, L.L.C., and 2,773,798 shares of Common Stock held by other subsidiaries of IDT which may be deemed to be beneficially held by Mr. Jonas. Mr. Jonas disclaims beneficial ownership of these shares.
(3)	Includes 28,896,750 shares of Class A Common Stock held by IDT through NTOP Holdings, L.L.C., and 2,773,798 shares of Common Stock held by other subsidiaries of IDT, which may be deemed to be beneficially owned by Mr. Courter. Mr. Courter disclaims beneficial ownership of these shares. Also includes 26,584 shares of Common Stock held of record and 54,720 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(4)	Consists of shares of Common Stock that are issuable upon the exercise of stock options exercisable within 60 days.

10.	Transactions and Arrangements Concerning the Shares.

No transactions in the Shares have been effected during the past 60 days by either IDT or NTOP Acquisition or, to IDT’s knowledge, by any of their respective executive officers, directors, associates or majority-owned subsidiaries (other than Net2Phone).

Neither IDT, NTOP Acquisition, the Individual 13e-3 Affiliates nor, to IDT’s knowledge, any executive officer, director or controlling person of IDT or NTOP Acquisition, is a party to any agreement, arrangement or understanding with respect to securities of Net2Phone, except as provided in this section. In December 2003, Net2Phone entered into a binding memorandum of understanding with IDT, pursuant to which Net2Phone would issue to IDT an additional 6.9 million shares of Class A Common Stock over five years in exchange for certain services. Assuming these shares were issued, IDT would hold approximately 45% of Net2Phone’s outstanding equity and 61.20% of its aggregate voting power. This arrangement has not yet been finalized. See “Special Factors — Section 11. Related Party Transactions; Net2Phone’s Relationship with IDT.” Also, certain executive officers and directors of IDT hold options to acquire Common Stock. See “Special Factors — Section 9. Security Ownership of Certain Beneficial Owners.”

After reasonable inquiry and to the knowledge of IDT, NTOP Acquisition and each of the Individual 13e-3 Affiliates, each executive officer and director of each of IDT and NTOP Acquisition currently intends to tender all Shares held of record or beneficially owned by such person in the Offer, other than Shares that such person has the right to purchase by exercising stock options. Shares beneficially owned by subsidiaries of IDT will not be tendered in the Offer. IDT has no knowledge as to whether or not any executive officer, director and/or affiliate of Net2Phone, other than persons who are also executive officers and/or directors of IDT, intends to tender Shares in the Offer.

11.	Related Party Transactions; Net2Phone’s Relationship with IDT.

General. Net2Phone maintains a number of business relationships with IDT and its affiliates, and depends on its relationship with IDT for several aspects of its business.

•	Net2Phone purchased wholesale carrier services from IDT for $3.7 million and $3.96 million in fiscal years 2005 and 2004, respectively, and IDT and its affiliates paid Net2Phone $6.0 million and $4.87 million for carrier services in fiscal years 2005 and 2004, respectively. These arrangements are continuing in fiscal year 2006.

•	Net2Phone’s corporate headquarters and several other facilities are leased from IDT. Net2Phone paid IDT $1.84 million and $1.89 million in lease payments in fiscal years 2005 and 2004, respectively. These arrangements are continuing in fiscal year 2006.

•	Pursuant to services agreements, IDT provides certain administrative, treasury, investment management, payroll and internal audit services to Net2Phone. These services are primarily provided on a cost recovery basis (including a reasonable allocation of overhead). During fiscal years 2004 and 2005, Net2Phone paid IDT $369,000 and $509,000, respectively, for these services. The provision of these services are continuing during fiscal 2006.

•	On occasion, to reduce costs, Net2Phone has aggregated with IDT purchases of long distance minutes and other telecommunication-related services.

•	Net2Phone is a party to a Tax Services Agreement pursuant to which Net2Phone pays IDT $10,000 a month for tax services.

•	On March 30, 2005, Net2Phone signed an engagement letter with Outside Counsel Solutions, Inc., a division of IDT, pursuant to which Net2Phone has the right to retain legal counsel on an hourly basis from time to time to supplement the resources in its internal legal department as Net2Phone deems appropriate. Net2Phone paid Outside Counsel Solutions $17,900 under this agreement in fiscal year 2005.

•	In January 2004, Net2Phone entered into an Intellectual Property Legal Services Agreement pursuant to which IDT charged Net2Phone $25,000 per month for intellectual property services, including patent and trademark prosecution. During fiscal years 2005 and 2004, Net2Phone incurred fees totaling $0.7 million and $0.5 million, respectively, for all such services. On April 4, 2005, Net2Phone terminated this agreement. Net2Phone is in the process of negotiating a new agreement with IDT for IDT’s assistance with the development and maintenance of its intellectual property licensing and enforcement program, but IDT and Net2Phone have continued to negotiate concerning IDT’s provision of intellectual property services to Net2Phone, and IDT maintains that Net2Phone has made a binding commitment to enter into such an arrangement with respect to the Netspeak patents.

•	Some of the insurance policies obtained by Net2Phone have been arranged through a company affiliated with Jonathan Mason, the husband of Joyce J. Mason, and Irwin Jonas. Ms. Mason is the Senior Vice President, General Counsel, Secretary and a director of IDT, and was a director of Net2Phone until October 2004. Ms. Mason is also the sister of Howard S. Jonas. Irwin Jonas is the father of Ms. Mason and Howard S. Jonas. The aggregate premiums paid by Net2Phone directly with respect to those policies in fiscal years 2005 and 2004 were approximately $458,000 and $2.22 million, respectively. Similar arrangements are continuing in fiscal year 2006. All insurance coverage of Net2Phone is reviewed by an outside independent insurance consultant to ensure that these insurance policies are both necessary and reasonable.

•	On occasion, Net2Phone provides administrative, technical development and support services to IDT based on the need for such services. During fiscal year 2005, Net2Phone charged IDT reimbursement fees for project support services totaling $0.7 million. No such fees were charged to IDT in fiscal year 2004.

•	Net2Phone made payments for food-related expenses in fiscal years 2005 and 2004 of approximately $62,000 and $18,000, respectively, to a food service provider owned by Samuel Jonas, the son of Howard S. Jonas, that operates a cafeteria in IDT’s headquarters and provides certain off-site catering services.

•	In November 2003, in connection with an underwritten public offering of the Common Stock, IDT purchased 1.25 million shares of Common Stock at the offering price of $4.50 per share.

Telecommunications Services Memorandum of Understanding between IDT and Net2Phone. On October 29, 2003, Net2Phone entered into a binding memorandum of understanding with IDT for the provision of telecommunications services to Net2Phone Cable Telephony. The memorandum of understanding memorializes IDT’s agreement to provide Net2Phone Cable Telephony, directly or through its subsidiaries, with local and inter-exchange network access, termination, origination and other related services, including sales and marketing assistance at preferred pricing and an agreement by IDT not to compete in the cable and broadband telephony market. IDT is a competitive local exchange carrier and an inter-exchange carrier and its network includes switching facilities in several U.S. cities and additional points of presence in various countries, allowing Net2Phone to co-locate its equipment and interconnect to IDT’s network at those points. Net2Phone has agreed to issue to IDT 6.9 million shares of our Class A Common Stock at the time it enter into the definitive agreements. When issued, the stock will be held in escrow and released to IDT in equal installments over five years. The stock held in escrow will secure IDT’s performance of its obligations under the agreement.

The memorandum of understanding requires Net2Phone and IDT to use good faith efforts to enter into definitive agreements relating to these services. Net2Phone and IDT are continuing to negotiate definitive agreements. The definitive agreements will have an indefinite term. However, either party may terminate the agreement upon 180 days’ notice, beginning 180 days prior to the fifth anniversary of the agreement.

Although we believe that Net2Phone intends to use IDT as one of its primary providers for telecommunications services related to offering cable telephony, Net2Phone has sole discretion to use other telecommunications services providers. Net2Phone has used and may continue to use other providers in cases where other providers offer more competitive rates, in situations where IDT is not able to deliver the services Net2Phone requires or for other reasons as Net2Phone might deem strategically, operationally or financially appropriate.

Officer and Director Interlocks. The vice chairman of the Net2Phone Board, Howard Jonas, is also the chairman of the IDT Board. Stephen Greenberg, the Chairman of the Net2Phone Board, has received and may continue to receive compensation from IDT for services performed solely for IDT as permitted by his employment agreement with Net2Phone. One of Net2Phone’s directors, James Courter, serves as a director and the chief executive officer of IDT. In addition, Net2Phone’s recently appointed chief executive officer, Liore

Alroy, whose appointment was promoted by IDT, also serves on the Net2Phone Board and was previously a senior vice president of IDT.

Other. Except as disclosed in this Offer to Purchase, neither IDT nor NTOP Acquisition nor, to IDT’s knowledge, any executive officer, director or controlling person of IDT or NTOP Acquisition, has during the past two years:

•	engaged in any transaction with:

•	Net2Phone or any of its affiliates that are not natural persons (excluding affiliates of IDT not connected with Net2Phone) having a value equal to one percent or more of Net2Phone’s consolidated annual revenues; or

•	any executive officer, director or affiliate of Net2Phone that is a natural person (other than the directors of Net2Phone who are executive officers and/or directors of IDT) in the aggregate value of more than $60,000; or

•	engaged in any negotiations, transactions or material contacts with Net2Phone or its affiliates (excluding affiliates of IDT not connected with Net2Phone) concerning any merger, consolidation, acquisition, tender offer, election of Net2Phone’s directors or the sale or other transfer of a material amount of assets of Net2Phone.

12.	Interests of Certain Persons in the Offer.

Stock Options and Restricted Stock. Certain officers and directors of Net2Phone and IDT, like many other Net2Phone employees, hold vested stock options, which may be exercised in accordance with their terms, and the Shares acquired thereby may be tendered in the Offer. Following the Offer, as part of the Merger, such employees, officers and directors will be offered the opportunity to cancel their vested options and, in exchange, receive a cash payment with respect to each Share subject to such options equal in amount to the excess, if any, of the consideration offered to Net2Phone stockholders in the Merger ($2.05 net per Share) over the per Share exercise price under their options.

Certain executive officers and directors of Net2Phone may also hold restricted Shares. With respect to any restricted stock award that has become vested, those vested Shares are the same as any other Shares, and such persons are free to tender those Shares in accordance with the terms of the Offer. Restricted Shares that are unvested may not be tendered in the Offer. However, at the time of the Merger, restricted Shares (whether vested or unvested) will be exchanged for the same consideration being paid to Net2Phone stockholders in the Merger, so that such holders will receive a cash payment equal to $2.05 net per Share in cash multiplied by the number of restricted Shares held by such holder.

THE OFFER

1.	Terms of the Offer; Expiration Date.

IDT beneficially owns 2,773,798 shares of Common Stock and 28,896,750 shares of Class A Common Stock, representing in the aggregate approximately 40.19% of Net2Phone’s outstanding equity securities and approximately 56.23% of the total voting power of Net2Phone’s outstanding equity securities. This Offer is subject to:

•	the non-waivable condition that there shall have been validly tendered and not withdrawn before the Expiration Date at least a majority of the shares of Common Stock, including Shares issued upon the exercise of options prior to the expiration of the Offer, not beneficially owned by IDT or its affiliates immediately prior to commencement of the Offer (referred to as the “Majority of the Minority Condition”);

•	the waivable condition that IDT shall, directly or indirectly, own at least 90% of the shares of Common Stock outstanding following the consummation of the Offer; and

•	the other conditions set forth below under “The Offer — Section 12. Conditions to the Offer”.

The term “Expiration Date” means 5.00 p.m., New York City time, on Wednesday, December 28, 2005 unless we shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire.

We may waive any or all of the conditions to our obligation to purchase Shares pursuant to the Offer, except the Majority of the Minority Condition. To the extent we can satisfy the 90% condition by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so. If, by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived we may elect to:

•	terminate the Offer and return all tendered Shares to tendering stockholders;

•	waive any unsatisfied conditions (except the Majority of the Minority Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn; or

•	extend the Offer and, subject to the right of stockholders to withdraw Shares until the ultimate Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as so extended.

See “The Offer — Section 12. Conditions to the Offer.” We also have the right to extend the Offer beyond the initial Expiration Date or any subsequent Expiration Date for any period required by any rule, regulation, interpretation or position of the SEC or any period required by applicable law.

In the event that Shares have been accepted for payment but the number of Shares directly or indirectly owned by IDT is less than 90% of the then-outstanding Shares, we have the right to extend the Offer for an aggregate period of between three and 20 business days beyond the date on which Shares are first accepted for payment as a subsequent offering period (a “Subsequent Offering Period”), in accordance with Rule 14d-11 under the Exchange Act. If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered prior to the Expiration Date and not properly withdrawn, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to us in exchange for the Offer Price on the same terms that applied to the Offer. We will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if provided, promptly after any such Shares are validly tendered during such Subsequent Offering Period. Neither holders of Shares that are validly tendered during a Subsequent Offering Period nor holders of Shares that were tendered prior to the initial Expiration Date (and not properly withdrawn) will have the right to withdraw such tendered Shares during any such Subsequent Offering Period.

We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer have been satisfied or waived at the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

If we are delayed in our payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on behalf of us, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered to, or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, as the case may be.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer (other than the Majority of the Minority Condition), we will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the offer and that waiver of a material condition is a material change in the terms of an offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of the offer price and the number of shares being sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

Net2Phone has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal is being mailed to record holders of Shares whose names appear on Net2Phone’s stockholder list and is being furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, Shares if necessary governmental approvals have not been obtained. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 under the Exchange Act, we will extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Offer — Section 3. Procedures for Tendering Shares;”

•	the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered prior to the Expiration Date and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering stockholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “The Offer — Section 3. Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the Expiration Date or the termination of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more subsidiaries of IDT, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Tendering Shares.

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either:

•	the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below.

No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), except in cases where Shares are tendered:

•	by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ Trading Days after the date of execution of such Notice of Guaranteed Delivery. A “NASDAQ Trading Day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any condition of the Offer (other than the Majority of the Minority Condition), and we reserve the absolute right to waive any defect or irregularity in the tender of any particular Shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, subject to Rule 14d-10 under the Exchange Act, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

Other Matters. By executing the Letter of Transmittal as set forth herein, a tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Net2Phone’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

The acceptance for payment by us of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial expiration date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after January 8, 2006. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written (or facsimile transmission) notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer — Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following the procedures described in “The Offer — Section 3. Procedures for Tendering Shares,” at any time prior to the Expiration Date or during a Subsequent Offering Period if the Offer is amended to provide for one.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, whose determination will be final and binding. None of us, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Considerations.

The following summarizes the material U.S. federal income tax consequences of the Offer and the Merger to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary does not address all of the tax consequences of the Offer or the Merger that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer or the Merger to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, banks, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer or the Merger to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer or the Merger; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer or the Merger; any holder whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any persons that own (actually or constructively, giving effect to the ownership attribution rules of the Internal Revenue Code) shares of IDT common stock.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if: (1) such trust validly elects to be treated as a U.S. person, or (2) (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Partners of partnerships holding the Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer and the Merger.

A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale or Exchange of the Shares. The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. In general, a U.S. Holder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger. This gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, non-corporate U.S. Holders generally will be taxed on net capital gains at a maximum tax rate of 15% with respect to those Shares held for more than one year at the effective time of the Offer or the Merger, and 35% with respect to those Shares held for one year or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting. Payment of proceeds with respect to the sale or exchange of the Shares pursuant to the Offer or the Merger may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate (currently 28%) if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

Employee Stock Options. U.S. Holders of Net2Phone employee stock options at the time of the Merger (whether such options are vested at such time or not) will receive a cash payment with respect to each Share subject to each such option in an amount equal to the difference between the consideration being paid to other Net2Phone stockholders in the Merger and the applicable exercise price under the stock option with respect to the Shares. This cash payment will be taxable to the U.S. Holders of the stock options as ordinary income.

Restricted Stock. U.S. Holders of restricted Shares at the time of the Merger will receive a cash payment at the time of the Merger in an amount equal to the consideration being paid to Net2Phone stockholders in the Merger multiplied by the number of restricted Shares so held. This cash payment will be taxable to the U.S. Holders of the restricted Shares as ordinary income unless the recognition of ordinary income was accelerated to the time the restricted Shares were first transferred to such U.S. Holders through an election filed with the IRS (i.e., an 83(b) election). In the event the recognition of ordinary income were accelerated through the use of an 83(b) election, then any increase or decrease in value of the restricted Shares over any U.S. Holder’s tax basis in such restricted Shares will be treated as a capital gain or loss at the time the restricted Shares are exchanged for the cash payment.

Withholding in Connection with Stock Options or Restricted Stock. In general, any income recognized as ordinary income by an employee of Net2Phone in connection with the cancellation of stock options and/or the exchange of restricted Shares will be subject to withholding for applicable income and employment taxes. Net2Phone is required to withhold from any cash payment an amount necessary to satisfy any such taxes required to be withheld or deducted. No such withholding is required with respect to the exchange of restricted Shares held by persons who are not Net2Phone employees.

6.	Price Range of Shares; Dividends.

Shares of the Common Stock are quoted and principally traded on NASDAQ under the symbol “NTOP.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on NASDAQ as reported by published financial sources. Net2Phone has never paid a dividend on the Common Stock.

	High	Low
Fiscal year ended July 31, 2004:
First Quarter	$7.79	$4.50
Second Quarter	$8.39	$4.31
Third Quarter	$7.40	$3.49
Fourth Quarter	$4.83	$2.81

Fiscal year ended July 31, 2005:
First Quarter	$4.00	$2.54
Second Quarter	$4.16	$2.32
Third Quarter	$2.97	$1.55
Fourth Quarter	$1.95	$1.37

Fiscal year ending July 31, 2006:
First Quarter	$1.88	$1.44
Second Quarter (through December 12, 2005)	$1.98	$1.40

On June 28, 2005, the last full trading day prior to the initial public announcement with respect to the proposed Offer, the closing price per Share as reported on NASDAQ was $1.41. On November 9, 2005, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on NASDAQ was $1.44.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Net2Phone.

General. Net2Phone offers a variety of VoIP-based telecommunications products and services to consumers, enterprises and telecommunications providers around the world. The services are marketed to various customers through separate sales channels. Net2Phone offers products and services to resellers around the world, including complete alternatives to traditional phone service, enterprise solutions to small and medium size businesses, calling cards in over 130 countries, a VoIP solution for public call centers and Internet cafes, VoIP access directly to consumers, an outsourced offering for other carriers, and a solution for cable operators seeking to offer a telephony solution. Net2Phone is a corporation incorporated in the state of Delaware and has its principal executive offices at 520 Broad Street, Newark, New Jersey 07102 (telephone: 973-438-3111).

Financial Information. Set forth below is certain selected financial information relating to Net2Phone which has been excerpted or derived from the audited financial statements contained in Net2Phone’s Annual Report on Form 10-K for the fiscal year ended July 31, 2005. This information should be read in conjunction with the audited consolidated financial statements and other financial information contained in Net2Phone’s Form 10-K, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Net2Phone with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below. These documents are incorporated by reference into this Offer to Purchase. See “— Where You Can Find More Information” below.

	October 31,	July 31,
	2005	2005	2004
	(in thousands, except per share data)
Balance Sheet Data
Total current assets	104,033	109,406	121,882
Total non-current assets	33,141	32,424	43,375

Total assets	$137,174	$141,830	$165,257

Total current liabilities	45,474	45,494	18,194
Total non-current liabilities	645	717	18,438

Total liabilities	46,119	46,211	36,632
Total stockholders’ equity	91,055	95,619	128,625

Total liabilities and stockholders’ equity	$137,174	$141,830	$165,257

Statement of Operations Data
Revenues, net	$21,726	$78,757	$82,779
Total costs and expenses	29,389	117,423	108,163
Loss from operations	(7,530)	(37,967)	(25,384)
Net loss	(7,209)	$(38,285)	$(11,168)

Net loss per share of Common Stock — basic and diluted	$(.09)	$(0.50)	$(0.16)

Weighted average number of shares of Common Stock used in the calculation of basic and diluted net loss per share of Common Stock	76,664	76,120	70,560

Ratio of Earnings to Fixed Charges. For the fiscal years ended July 31, 2005 and 2004 and the fiscal quarter ended October 31, 2005, Net2Phone incurred fixed charges of $2.9 million, $3.0 million and approximately $997,000, respectively. Due to net losses of $38.3 million, $11.2 million, $7.2 million during its fiscal years 2005 and 2004 and the fiscal quarter ended October 31, 2005, respectively, Net2Phone did not have earnings to cover fixed charges.

Book Value Per Share. Net2Phone’s book value per Share as of July 31, 2005 was $1.23 and $1.16.

Where You Can Find More Information. Net2Phone is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Net2Phone’s directors and officers, their remuneration, stock options granted to them, the principal holders of Net2Phone’s securities, any material interests of such persons in transactions with Net2Phone and other matters is required to be disclosed in proxy statements distributed to Net2Phone’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC’s website at http://www.sec.gov.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following information about Net2Phone is incorporated by reference in this document:

•	The audited financial statements of Net2Phone for the last two fiscal years contained in the Annual Report on Form 10-K for the fiscal year ended July 31, 2005, filed by Net2Phone on October 12, 2005.

•	The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows and comprehensive income included in Net2Phone’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005, filed by Net2Phone on December 12, 2005.

Net2Phone makes available free of charge, via a link to the SEC’s website located at http://www.sec.gov and through its own website located at http://www.net2phone.com, access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act after they are electronically filed with or furnished to the SEC. We urge you to review these documents prior to deciding whether or not to tender your Shares.

Any statement contained in this Offer to Purchase or any document incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Offer to Purchase, to the extent that a statement contained in this Offer to Purchase, any supplement to the Offer to Purchase, or any subsequently filed document which also is incorporated by reference in this Offer to Purchase modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Offer to Purchase.

8.	Certain Information Concerning IDT, NTOP Acquisition and the Individual 13e-3 Affiliates.

IDT

General. IDT is a multinational telecommunications, entertainment and technology company. IDT’s primary telecommunications offerings are prepaid and rechargeable calling cards, wholesale carrier services and consumer local, long distance and wireless phone services. IDT’s entertainment business consists of animated and live-action production operations and home entertainment distribution. IDT also operates various other businesses that are opportunistic or complementary to existing operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of IDT and certain other information is set forth in Schedule B attached to this Offer to Purchase. IDT is a corporation incorporated in the state of Delaware and has its principal executive offices at 520 Broad Street, Newark, New Jersey 07102 (telephone: 973-438-1000).

Where You Can Find More Information. IDT is subject to the informational filing requirements of the Exchange Act and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning

IDT’s directors and officers, their remuneration, stock options granted to them, the principal holders of IDT’s securities and any material interest of these persons in transactions with IDT is required to be disclosed in proxy statements distributed to IDT stockholders and filed with the SEC. IDT and NTOP Acquisition also have filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.

IDT makes available free of charge, via a link to the SEC’s website located at http://www.sec.gov and through its own website located at http://www.idt.net, access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We urge you to review these documents prior to deciding whether or not to tender your Shares.

NTOP Acquisition

NTOP Acquisition is a holding company with no business operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of NTOP Acquisition and certain other information is set forth in Schedule B attached to this Offer to Purchase.

The Individual 13e-3 Affiliates

Howard S. Jonas founded IDT in August 1990 and has served as Chairman of the Board since its inception. He served as Chief Executive Officer of IDT from December 1991 to August 2001, as President of IDT from December 1991 through September 1996, and as Treasurer of IDT from its inception until 2002. Since December 1999, he has also served as Chairman of the Board of Directors of IDT Telecom, Inc., a subsidiary of IDT, and since November 2003 as Co-Chairman of the Board of Directors of IDT Entertainment, Inc., also a subsidiary of IDT. Mr. Jonas has been a director of IDT Capital, Inc., a subsidiary of IDT, since September 2004 and a director of IDT Spectrum, Inc., also a subsidiary of IDT, since January 2005. Mr. Jonas is also the founder and has been President of Jonas Publishing Corp., a publisher of trade directories, since its inception in 1979. Mr. Jonas was the Chairman of the Board of Directors of Net2Phone from October 2001 to October 2004 and has since served as the Vice Chairman of the Net2Phone Board. Mr. Jonas has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Mr. Jonas from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The business address and telephone number of Mr. Jonas is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, telephone: (973) 438-1000. Mr. Jonas is a U.S. citizen.

Mr. Courter served as President of IDT from October 1996 until July 2001. Since August 2001, Mr. Courter has served as the Chief Executive Officer of IDT. Mr. Courter has also been a director of IDT since March 1996 and has been Vice Chairman of the Board of Directors of IDT since March 1999. Since December 1999, Mr. Courter has served as a director of each of IDT Telecom and Net2Phone, and since November 2003 has served as the Vice Chairman of IDT Entertainment. Mr. Courter has been a director of IDT Capital since September 2004 and a director of IDT Spectrum since January 2005. Mr. Courter also serves as a director of The Berkeley School. Mr. Courter was a member of the U.S. House of Representatives for 12 years, retiring in January 1991. Mr. Courter has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Mr. Courter from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The business address and telephone number of Mr. Courter is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, telephone: (973) 438-1000. Mr. Courter is a U.S. citizen.

9.	Source and Amount of Funds.

We will need approximately $95,000,000 to purchase in the Offer and the Merger the Shares not already owned by IDT or its subsidiaries other than Net2Phone (including Shares that may be acquired pursuant to the exercise of in-the-money options currently outstanding to purchase Shares) and to pay related fees and expenses. We plan to use internal cash on hand to fund the purchase of the Shares and to pay the related fees and expenses, and we currently have sufficient cash available to consummate the Offer and the Merger.

10.	Certain Effects of the Offer on the Market for the Shares.

Effect On The Market For The Shares. The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Quotations. The Shares are currently quoted and traded on NASDAQ, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ.

Margin Securities. The Shares currently qualify as “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of these securities. Following the Offer, depending on whether Net2Phone can remain listed on NASDAQ (which in turn depends, in part, on the total number of Shares outstanding not held by IDT and the total number of holders of the Shares other than IDT), it is possible that the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Net2Phone to the SEC if the Shares are not listed on a national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Net2Phone to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Net2Phone and persons holding “restricted securities” of Net2Phone may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for SEC reporting. We currently intend to seek to cause Net2Phone to terminate the registration of the Shares under the Exchange Act and to de-list the Shares from NASDAQ as soon as practicable after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. Once the Merger is consummated, Net2Phone will no longer have any publicly traded equity securities outstanding, and Net2Phone will terminate the registration of the Shares under the Exchange Act and de-list the Shares from NASDAQ.

11.	Fees and Expenses.

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

We have retained D.F. King & Co., Inc., as the Information Agent, and Wachovia Bank, N.A., as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

As compensation for its services in connection with the Offer, the Information Agent will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer:

Filing Fees	$10,863.54
Depositary	15,000.00
Information Agent (including mailing)	15,000.00
Legal, Printing and Miscellaneous	375,000.00

Total	$415,863.54

12.	Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time in our sole discretion, we shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at the Expiration Date, any of the following events shall have occurred:

•	the Majority of Minority Condition shall not have been met;

•	IDT shall directly or indirectly own less than 90% of the Shares outstanding following the consummation of the Offer;

•	Net2Phone shall have issued any additional shares of any class of its equity stock, or rights to acquire such shares, to any person other than IDT or its subsidiaries from and after the date of this Offer to Purchase, other than pursuant to outstanding options or other rights or agreements that have been publicly disclosed by Net2Phone prior to the date of this Offer to Purchase, other than options or restricted shares issued to employees or directors in the ordinary course of business consistent with past practice and other than warrants issued to cable operators in the ordinary course of business consistent with past practice;

•	there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger in connection with a suit, claim or action filed by a private (i.e., non-governmental) third-party;

•	there shall be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Merger, in either case initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which:

•	prohibits or imposes any material limitations on IDT’s ownership, control or operation of all or a material portion of the businesses or assets of Net2Phone or its subsidiaries;

•	prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer or the Merger;

•	results in a material delay in or restricts our ability, or renders us unable, to accept for payment, pay for or purchase some or all of the Shares;

•	imposes material limitations on the ability of IDT effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Net2Phone’s stockholders;

•	requires material divestiture by IDT or its affiliates of Shares;

•	compels IDT or its affiliates, or Net2Phone or its subsidiaries, to dispose of material portions of the business, assets or properties of Net2Phone or its subsidiaries, or IDT or its affiliates;

•	challenges, enjoins or prohibits (or seeks damages for) the consummation of the Merger or the acquisition by IDT or Net2Phone of the Shares; or

•	seeks to do any of the foregoing; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in the Shares on NASDAQ;

•	a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States;

•	any change, or development involving a prospective change, that is reasonably likely to have a materially adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of Net2Phone, except to the extent that such change or development relates to circumstances or conditions referred to in this Offer to Purchase; or

•	the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States;

•	Net2Phone shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against Net2Phone which is not dismissed within two business days; or

•	Net2Phone (as directed by the Independent Committee) and IDT shall have agreed that we shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

As of December 13, 2005, none of the currently pending lawsuits described below under “The Offer — Section 13. Certain Legal Matters; Certain Litigation” or elsewhere in this Offer to Purchase would prevent any of the conditions described above from being satisfied.

To the extent we can reach the 90% threshold by converting shares of Class A Common Stock into shares of Common Stock while still maintaining ownership of 90% of the outstanding Class A Common Stock, we will do so. With respect to the Majority of the Minority Condition, based upon the 49,893,304 shares of Common Stock and the 28,909,500 shares of Class A Common Stock reported by Net2Phone to be outstanding as of November 1, 2005, condition would be satisfied if 23,623,504 Shares, or 47.35% of the outstanding Shares, were tendered in the Offer. The 90% condition would be satisfied if 39,251,976 Shares were tendered in the Offer. This represents 78.67% of the outstanding Shares and 83.30% of the outstanding Shares not owned by IDT.

Except for the Majority of Minority Condition, the foregoing conditions are for our sole benefit and may be asserted by us, in whole or in part, at any time and from time to time prior to the expiration of the Offer in our reasonable discretion. Any reasonable determination by us with respect to any of the foregoing conditions (including, without limitation, the satisfaction of such conditions) shall be final and binding on all parties. Our failure at any time to exercise our rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time prior to the expiration of the Offer. We will not purchase any Shares in the Offer unless the Majority of the Minority Condition is satisfied. In no event will we waive the Majority of the Minority Condition.

A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. See “The Offer — Section 1. Terms of the Offer; Expiration Date.” All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

13.	Certain Legal Matters.

General. Except as described in this Section, based on a review of publicly available filings made by Net2Phone with the SEC and a review of certain information furnished by Net2Phone to us and discussions between representatives of IDT and representatives of Net2Phone, we are not aware of any license, franchise or regulatory permit that is material to the business of Net2Phone and that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “— State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Net2Phone’s business or that certain parts of Net2Phone’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws. Net2Phone and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Net2Phone is incorporated under the laws of the state of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Because IDT became an interested Net2Phone stockholder more than three years prior to the earliest date on which the Offer and the Merger could be consummated, we do not believe that Section 203 would apply to prevent us from consummating the Offer or the Merger.

Net2Phone conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, we have not presently sought to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approval from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered. See “The Offer — Section 12. Conditions to the Offer.”

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by us in the Offer and the Merger is subject to such requirements because IDT currently is the beneficial owner of Shares representing more than 50% of Net2Phone’s outstanding voting securities, which means that IDT is in “control” of Net2Phone for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by us pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of IDT or Net2Phone. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by us pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Certain Litigation. On June 30, 2005, a class action lawsuit was filed in New Jersey, and in early July 2005, five class action lawsuits were filed in Delaware against IDT, Net2Phone and Net2Phone’s directors (including one of Net2Phone’s executive officers), some of whom are also affiliated with IDT. The plaintiffs in the Delaware lawsuits, which have been consolidated, allege that IDT and the other defendants breached their fiduciary duties in connection with the announcement by IDT in late June 2005 that IDT intended to commence the Offer. The plaintiffs are seeking an injunction to prevent IDT from acquiring the Shares not beneficially owned by IDT, as well as unspecified damages. The plaintiffs in the New Jersey lawsuit have made substantially similar claims. IDT and the other defendants have not yet responded to these claims. On December 12, 2005, counsel for the plaintiffs, IDT and the Independent Committee executed a definitive memorandum of understanding in which the plaintiffs agreed in principle to settle the pending litigation on the basis of an increase in the Offer price to $2.05 per Share in cash and certain additional disclosures in Net2Phone’s Schedule 14D-9. See “Special Factors — Section 1. Background of the Offer — Certain Litigation” and “The Offer — Section 12. Conditions to the Offer.”

Because these lawsuits are in their early stages, the plaintiffs have not yet had an opportunity to take discovery. Net2Phone stockholders may not have the ability to assess the value, if any, of the claims made in these lawsuits, and if there is value in these claims, whether this value is adequately reflected in the consideration for the Shares currently being offered by NTOP Acquisition and IDT.

14.	Miscellaneous.

The Offer is being made to all holders of Shares other than IDT and its subsidiaries. We are not aware of any jurisdiction where the making of the Offer is prohibited by the laws of such jurisdiction (including pursuant to administrative or judicial action pursuant to any valid state statute). If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

NTOP Acquisition and IDT have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Rule 13e-3 under the Exchange Act, and may file amendments thereto. In addition, Net2Phone is required to file a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation, and furnishing certain additional related information. The Schedule 14D-9 contains important information that Net2Phone believes is necessary for its stockholders to make a decision with respect to the Offer, and we urge all Net2Phone stockholders to carefully review the Schedule 14D-9. The Schedule 14D-9, when it becomes available, and any amendments thereto, including any exhibits, may be inspected, and copies may be obtained, in the manner set forth in “The Offer — Section 7. Certain Information Concerning Net2Phone,” and the Schedule TO and any amendments thereto, including any exhibits, may be inspected, and copies may be obtained, in the manner set forth in “The Offer — Section 8. Certain Information Concerning IDT, NTOP Acquisition and the Individual 13e-3 Affiliates.”

NTOP ACQUISITION, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

November 10, 2005, as revised November 29, 2005 and December 13, 2005.

SCHEDULE A

Excerpts from the Delaware General Corporation Law

Relating to the Rights of Dissenting Stockholders

Section 262

Appraisal Rights

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SCHEDULE B

Directors and Executive Officers of IDT and NTOP Acquisition

1. Directors and Executive Officers of IDT.

Set forth in the table below are the names, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of IDT. Neither IDT nor, to the best of IDT’s knowledge, any of these persons, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has IDT or any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with IDT. The business address and telephone number of each person listed below is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, telephone: (973) 438-1000. Each person listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years
Howard S. Jonas*	Mr. Jonas founded IDT in August 1990 and has served as Chairman of the Board since its inception. He served as Chief Executive Officer of IDT from December 1991 to August 2001, as President of IDT from December 1991 through September 1996, and as Treasurer of IDT from its inception until 2002. Since December 1999, he has also served as Chairman of the Board of Directors of IDT Telecom, Inc., a subsidiary of IDT, and since November 2003 as Co-Chairman of the Board of Directors of IDT Entertainment, Inc., also a subsidiary of IDT. Mr. Jonas has been a director of IDT Capital, Inc., a subsidiary of IDT, since September 2004 and a director of IDT Spectrum, Inc., also a subsidiary of IDT, since January 2005. Mr. Jonas is also the founder and has been President of Jonas Publishing Corp., a publisher of trade directories, since its inception in 1979. Mr. Jonas was the Chairman of the Board of Directors of Net2Phone from October 2001 to October 2004 and has since served as the Vice Chairman of the Net2Phone Board.

Morris Berger	Mr. Berger has served as the Executive Vice President of Business Development of IDT since May 2003. Mr. Berger has also served as the Chief Executive Officer of IDT Entertainment since December 2003 and as a director of IDT Entertainment since June 2004. From October 2003 to December 2003, Mr. Berger served as the Executive Vice President of the Animation Division of IDT Media, Inc. (the predecessor to IDT Entertainment). From September 2002 to October 2003, Mr. Berger served as the Executive Vice President, Marketing of IDT Media. Prior to joining IDT in 2001, Mr. Berger was the Chief Marketing Officer of Net2Phone from 1999 to 2001.

J. Warren Blaker*	Dr. Blaker has been a director of IDT since March 1996. Dr. Blaker has been Professor of Physics and Director of the Center for Lightwave Science and Technology at Fairleigh Dickinson University since 1987.

Rudy Boschwitz*	Senator Boschwitz has been a director of IDT since December 2002. From June 2002 to December 2002, Senator Boschwitz was a director of IDT Media. Senator Boschwitz was first elected to the U.S. Senate from Minnesota in 1978. He was re-elected in 1984, and served until 1991.

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years
Senator Boschwitz is currently Chairman of the Advisory Committee of the Center for Global Food Issues, and a director of Friends of the World Food Program (a United Nations agency), the Hudson Institute and the St. Paul Chamber Orchestra. He is currently Founder and Chairman of HomeValu, Inc. Senator Boschwitz is the former Ambassador to the United Nations Commission on Human Rights.

Stephen R. Brown*

Mr. Brown joined IDT as its Chief Financial Officer in May 1995, and has been a director of IDT since February 2000. Since June 2002, Mr. Brown has also served as the Treasurer and, since November 2003, as Co-Chairman on the Board of Directors of IDT Entertainment. Since December 2002, Mr. Brown has also served as the President and Treasurer of IDT Entertainment. Mr. Brown was a director of Net2Phone from October 2001 to October 2004 and the Chief Financial Officer of IDT Spectrum from June 2005 to November 2005. Mr. Brown is currently the Chairman of DPS Film Roman, Inc. (ROMN), and serves on the Boards of Directors of Mainframe Entertainment, Inc. (TSX:MFE), POW! Entertainment, Inc. and Vanguard Animation LLC, each of which is a subsidiary or affiliate of IDT.

James A. Courter*	Mr. Courter served as President of IDT from October 1996 until July 2001. Since August 2001, Mr. Courter has served as the Chief Executive Officer of IDT. Mr. Courter has also been a director of IDT since March 1996 and has been Vice Chairman of the Board of Directors of IDT since March 1999. Since December 1999, Mr. Courter has served as a director of each of IDT Telecom and Net2Phone, and since November 2003 has served as the Vice Chairman of IDT Entertainment. Mr. Courter has been a director of IDT Capital since September 2004 and a director of IDT Spectrum since January 2005. Mr. Courter also serves as a director of The Berkeley School. Mr. Courter was a member of the U.S. House of Representatives for 12 years, retiring in January 1991.

Saul K. Fenster*	Dr. Fenster has served as a director of IDT since February 2000. Dr. Fenster served as President of New Jersey Institute of Technology from September 1978 through June 2002 and is now President Emeritus. Dr. Fenster serves as a director for each of the following Prudential Insurance Company funds: Prudential VCA Funds, Prudential Gibraltar Fund, Prudential Series Funds and American Skanda Trust Portfolios.

Marcelo Fischer	Mr. Fischer has served as IDT’s Controller since May 2001 and Chief Accounting Officer since December 2001. Prior to joining IDT, Mr. Fischer was the Corporate Controller of Viatel, Inc. from 1999 to 2001.

James S. Gilmore, III*

Mr. Gilmore has served as a director of IDT since September 2003. Mr.

Gilmore is currently a partner at the Washington office of the law firm of Kelly, Drye & Warren LLP, where he chairs the Homeland Security Practice Group, and is President of USA Secure. From 1998 to 2002, Mr. Gilmore was Governor of Virginia. Since 1999, Mr. Gilmore has been Chairman of the Congressional Advisory Panel to Assess Domestic Response Capabilities for Terrorism Involving Weapons of Mass

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years
Destruction, also known as the “Gilmore Commission.” Mr. Gilmore serves as Chairman of the Board of Visitors of the United States Air Force Academy.

Slade Gorton*	Senator Gorton has served as a director of IDT since October 2005. Mr. Gorton is currently Of Counsel at Preston Gates & Ellis LLP. Senator Gorton also served on the National Commission on Federal Election Reform and the National Commission on Terrorists Attacks Upon the United States from 2002 to 2004. Senator Gorton represented Washington State in the U.S. Senate from January 3, 1983 to January 3, 2001. From 1999 to 2000, Senator Gorton served as Chairman of the Aviation Subcommittee. He was a member of the Republican leadership as counsel to the Majority Leader from 1996 to 2000.

Ira A. Greenstein*	Mr. Greenstein joined IDT in January 2000 and served as Counsel to the Chairman until July 2001. Since August 2001, Mr. Greenstein has served as the President of IDT, and has been a director of IDT since December 2003. Mr. Greenstein also serves on the Board of Directors of Document Security Systems, Inc. (AMEX:DMC), on the Board of Advisors of the Columbia Law School Center on Corporate Governance and as Chairman of the Board of Directors of Broadband Maritime, Inc.

Moshe Kaganoff*	Mr. Kaganoff has served as Senior Vice President of Strategic Planning of IDT since January 2000 and has been a director of IDT since March 1999. Mr. Kaganoff has also served as a director of IDT Capital since September 2004. From August 2001 through December 2004, Mr. Kaganoff also served as Executive Vice President of Strategic Planning for IDT Telecom.

Jack F. Kemp*	Mr. Kemp has served as a director of IDT since April 2003. From October 2001 through April 2003, Mr. Kemp served on the Board of Directors of IDT Telecom. Mr. Kemp had also previously served on the Board of Directors of IDT Media. Mr. Kemp is Founder and Chairman of Kemp Partners, a strategic consulting firm. Mr. Kemp served four years as Secretary for Housing and Urban Development under President George H. Bush. Mr. Kemp was a member of the U.S. House of Representatives from 1971 to 1989, representing the Buffalo area and western New York.

Jeane J. Kirkpatrick*	Ambassador Kirkpatrick has served as a director of IDT since September 2004 and is currently a Senior Fellow at the American Enterprise Institute. In 2003, Ambassador Kirkpatrick headed the U.S. delegation to the Human Rights Commission. In 2002, the Council on Foreign Relations established the Jeane J. Kirkpatrick Chair in National Security, and in 1999 the Kennedy School at Harvard University established the Kirkpatrick Chair in International Affairs. Ambassador Kirkpatrick held the Leavey Chair of Government at Georgetown University from 1978 to 2005. Ambassador Kirkpatrick was the permanent representative of the United States to the United Nations and was a member of President Ronald Reagan’s Cabinet and National Security Council.

Marc E. Knoller*	Mr. Knoller has been a director of IDT since March 1996 and Senior Vice President since December 1998. Mr. Knoller joined IDT as a Vice President in March 1991 and also served as a director of its predecessor. Mr. Knoller has served as Vice President of Jonas Publishing since 1991.

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years

Michael J. Levitt*	Mr. Levitt has served as a director of IDT since September 2001. Mr. Levitt is currently the Chairman and Chief Investment Officer of Stone Tower Capital LLC. Mr. Levitt was a partner with Hicks, Muse, Tate & Furst Incorporated from 1996 until 2001.

Morris Lichtenstein	Mr. Lichtenstein has served as the Executive Vice President of Business Development of IDT since January 2000. Since May 2001, Mr. Lichtenstein has also served as the Vice Chairman of the Board of Directors and Chief Executive Officer of IDT Telecom.

Joyce J. Mason*	Ms. Mason has served as IDT’s Senior Vice President since December 1998 and as General Counsel, Secretary and a director of IDT since its inception, and was a director of IDT’s predecessor since its inception. Ms. Mason also served as a director of IDT Telecom from December 1999 until May 2001, and served as a director of Net2Phone from October 2001 until October 2004.

Douglas W. Mauro	Mr. Mauro has been Chief Tax Officer of IDT since March 2005. He joined IDT in 1999 and is responsible for all tax matters for IDT.

Ely D. Tendler	Mr. Tendler has been IDT’s Chief Legal Officer since June 2005. He first began working for IDT’s subsidiary, IDT Telecom, as Senior Vice President and Senior Corporate Counsel in January 2003, and later became IDT Telecom’s Executive Vice President, General Counsel and Secretary. Prior to joining IDT, Mr. Tendler was an attorney with the New York office of Kramer Levin Naftalis & Frankel LLP, specializing in M&A and securities transactions. Mr. Tendler joined Kramer Levin in 1994.

Kathleen B. Timko	Ms. Timko has been Executive Vice President of Technology of IDT since September 2004. Ms. Timko has also served as Chief Technology Officer of IDT Telecom since October 2003 and as a director of IDT Telecom since May 2001. In addition to technology oversight at the corporate level, Ms. Timko is responsible for the technical development and operations of IDT’s global telecommunications networks and information systems, overseeing all network planning, engineering, operations and product/systems development. Prior to joining IDT, Ms. Timko served in several technology and management positions at Call Sciences, Bellcore and BBN, Inc.

*	Director of IDT.

2. Directors and Executive Officers of NTOP Acquisition.

Set forth in the table below are the names, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of NTOP Acquisition. Neither NTOP Acquisition nor, to the best of NTOP Acquisition’s knowledge, any of these persons, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has NTOP Acquisition or any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. The business address and telephone number of each person listed below is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, telephone: (973) 438-1000. Each person listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years
Ira A. Greenstein*	Mr. Greenstein is President and a director of NTOP Acquisition. He joined IDT in January 2000 and served as Counsel to the Chairman until July 2001. Since August 2001, Mr. Greenstein has served as the President of IDT, and has been a director of IDT since December 2003. Mr. Greenstein also serves on the Board of Directors of Document Security Systems, Inc. (AMEX:DMC), on the Board of Advisors of the Columbia Law School Center on Corporate Governance and as Chairman of the Board of Directors of Broadband Maritime, Inc.

Morris Lichtenstein*	Mr. Lichtenstein is Treasurer and a director of NTOP Acquisition. He has served as the Executive Vice President of Business Development of IDT since January 2000. Since May 2001, Mr. Lichtenstein has also served as the Vice Chairman of the Board of Directors and Chief Executive Officer of IDT Telecom.

Joyce J. Mason*	Ms. Mason is Secretary and a director of NTOP Acquisition. She has served as IDT’s Senior Vice President since December 1998, as General Counsel, Secretary and a director of IDT since its inception, and was a director of IDT’s predecessor from its inception. Ms. Mason also served as a director of IDT Telecom from December 1999 until May 2001, and served as a director of Net2Phone from October 2001 until October 2004.

*	Director of NTOP Acquisition.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder or the stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Depositary for the Offer is:

Wachovia Bank, N.A.

By Mail:	By Courier:	By Hand Delivery:

Corporate Actions - NC 1153 1525 West W.T. Harris Boulevard, 3C3 Charlotte, NC 28262-8522	Corporate Actions - NC 1153 1525 West W.T. Harris Boulevard, 3C3 Charlotte, NC 28262-8522	Corporate Actions - NC 1153 1525 West W.T. Harris Boulevard, 3C3 Charlotte, NC 28262-8522

By Facsimile Transmission (Eligible Institutions only):

(704) 590-7599

Confirm Receipt of Facsimile by Telephone (Call Toll-Free):

(800) 829-8432

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6429